   As filed with the Securities and Exchange Commission on February 7, 1995

                                                   Registration No. 33-86150

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                Amendment No. 3

                                       to

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------

                             COMMERCE BANCORP, INC.
             (Exact name of registrant as specified in its charter)
                 New Jersey                           22-2433468
      (State or other jurisdiction of    (I.R.S. Employer Identification No.)
       incorporation or organization)
                                Commerce Atrium
                               1701 Route 70 East
                       Cherry Hill, New Jersey 08034-5400
                                 (609) 751-9000
                  (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)
                                   ----------

                             C. Edward Jordan, Jr.
                            Executive Vice President
                                Commerce Atrium
                               1701 Route 70 East
                       Cherry Hill, New Jersey 08034-5400
                                 (609) 751-9000
                         (Address, including zip code,
                        and telephone number, including
                        area code, of agent for service)
                                   ----------

                                   Copies to:
      Lawrence R. Wiseman, Esquire            Howard L. Shecter, Esquire
      Blank, Rome, Comisky & McCauley         Morgan, Lewis & Bockius
      1200 Four Penn Center Plaza             2000 One Logan Square
      Philadelphia, Pennsylvania 19103        Philadelphia, Pennsylvania 19103
                                   ----------

       Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.
       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                                   ----------

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 19, 1995


                                1,500,000 Shares



                             COMMERCE BANCORP, INC.


                                      LOGO



                                  Common Stock
                         (par value $1.5625 per share)


   The Common Stock of Commerce Bancorp, Inc. (the "Company") is listed on the Nasdaq National Market ("NNM") under the symbol "COBA". On
           January 19, 1995, the last sale price of the Common Stock
               as reported on the NNM was $17.50. See "Common
                       Stock and Dividend Information."

                                   ----------


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                 EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                               Underwriting
                                 Price to      Discounts and      Proceeds to
                                  Public        Commissions       Company (1)
                                 --------      -------------      ------------
   PER SHARE ..............        $               $                 $
   TOTAL (2) ..............        $               $                 $

   (1)  Before deduction of expenses payable by the Company estimated at
       $     .

   (2) The Company has granted to the Underwriters an option exercisable for 30 days from the date of this Prospectus to purchase a maximum of 225,000 additional shares to cover over-allotments of shares. If the option is exercised in full, the total Price to Public will be
       $      , Underwriting Discounts and Commissions will be $      , and
       Proceeds to Company will be $      .

                                   ----------


       The shares are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is
   expected that the shares will be ready for delivery on or about       ,
   1995.



   CS First Boston                                 Wheat First Butcher Singer



                 The date of this Prospectus is        , 1995.

                             AVAILABLE INFORMATION
       As permitted by the rules and regulations of the Securities and Exchange Commission (the "Commission"), this Prospectus omits certain information contained in the Registration Statement of which this Prospectus is a part. For such information, reference is made to the Registration Statement and the exhibits thereto. See "ADDITIONAL INFORMATION." Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference therein, reference is made to such contract, agreement or other document for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.
       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the Commission's New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621; and copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is listed on the NNM, and such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, DC 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
       The following documents and portions of documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus and made a part hereof: (i) the Annual Report on Form 10-K for the year ended December 31, 1993; and (ii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.
       All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part of this Prospectus from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.
       The Company hereby undertakes to provide without charge to each person, including any beneficial owner to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or oral requests for such copies should be directed to Commerce Bancorp, Inc., 1701 Route 70 East, Cherry Hill, New Jersey 08034-5400, Attention: C. Edward Jordan, Jr., Executive Vice President; (609)751-9000.
                                   ----------

       IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET
   - NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) AND THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET - NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE EXCHANGE ACT. (SEE "UNDERWRITING") DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMPANY'S COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7, AND 10b-8 UNDER THE EXCHANGE ACT.

                                 (ADD MAP HERE)


     Under the caption "Commerce Bancorp, Inc. -- Branch Network" is a map of the Company's branch network identifying the Company's "existing" and "coming" branch locations in Southeastern Pennsylvania and Southern New Jersey.
See "The Company -- Commerce, NJ, Commerce, PA and Commerce Shore" for a list of the Company's branch offices.

                               PROSPECTUS SUMMARY

       The information set forth below is qualified in its entirety by the detailed information and financial statements and notes thereto incorporated by reference and appearing elsewhere in this Prospectus. References to the "Company" in this Prospectus shall, unless the context requires otherwise, include the Company and its consolidated subsidiaries.

                                  The Company

       Commerce Bancorp, Inc. (the "Company") is a multi-bank holding company headquartered in Cherry Hill, New Jersey which operates three nationally chartered bank subsidiaries: Commerce Bank, N.A. ("Commerce NJ"), Cherry Hill, New Jersey, Commerce Bank/Pennsylvania, N.A. ("Commerce PA"), Philadelphia, Pennsylvania and Commerce Bank/Shore, N.A. ("Commerce Shore"), Forked River, New Jersey. These three bank subsidiaries have 37 retail branch offices in Southern New Jersey and 7 retail branch offices in Metropolitan Philadelphia. As of September 30, 1994, the Company had total assets of approximately $2.2 billion, total deposits of approximately $1.8 billion and total stockholders' equity of approximately $109.5 million. At September 30, 1994 average deposits per branch office (excluding branches open less than one year) were approximately $45.3 million.

       The Company provides a full range of retail and commercial banking services for consumers and small and mid-sized companies. Lending services are focused on commercial real estate, commercial and consumer loans to local borrowers. The Company's lending and investment activities are funded principally by retail deposits gathered through its retail branch office network.

       The Company has focused its strategy for growth primarily on the further development of its community-based retail banking network. The objective of this corporate strategy is to build earnings growth potential for the future as the retail branch office network matures. The Company's branch concept uses a prototype or standardized branch office building, convenient locations and active marketing, all designed to attract retail deposits. Using this prototype branch concept, the Company plans to open approximately ten new branch offices in each of the next five years, exclusive of acquisitions. It has been the Company's experience that each newly opened branch office incurs operating losses during the first ten to twelve months of operations and becomes profitable thereafter. The Company is not currently involved in any negotiations to make any material acquisitions.

       The Company's retail approach to banking emphasizes a combination of long-term customer relationships, quick responses to customer needs, active marketing, convenient locations, free checking for customers maintaining certain minimum balances and extended hours of operation. The Company's retail approach to banking has produced low cost deposits and has resulted in a high concentration of demand and savings deposits due to convenience and service rather than rate. As of September 30, 1994, 73.6% of the Company's total deposits represented demand and savings deposits, while 26.4% represented time deposits. For the nine months ended September 30, 1994, the average interest rate paid on total deposits was 2.29%. For the five-year period ended December 31, 1993, the Company's deposits have grown at an average annual rate of 23% per year.

       See "Special Considerations", "Supervision and Regulation" and "Managements Discussion and Analysis of Financial Condition and Results of Operations - Investment Securities" for information on the Company's Community Reinvestment Act ratings for two of its banks and the Company's investment portfolio.

                                  The Offering

   Common Stock Offered...........  1,500,000 shares of common stock, par value $1.5625 per share
   Common Stock Issued After the
   Offering ......................  10,370,476 shares(1)
   Estimated Net Proceeds to the
   Company........................  $   . See "Use of Proceeds."
   Use of Proceeds ...............  For general corporate purposes, includ-
                                    ing providing additional equity capital
                                    to the Company's bank subsidiaries to
                                    support the Company's branch expansion
                                    growth strategy
   NNM Symbol ....................  COBA
   Cash Dividends ................  Cash dividends are currently paid quar-
                                    terly on the Common Stock at the annual
                                    rate of $0.62 per share
   Stock Dividends ...............  Stock dividends are currently paid annu-
                                    ally on the Common Stock at the rate of
                                    5%

   ----------
   (1) Includes 79,054 shares of Common Stock held in treasury. Does not include 558,820 shares of Common Stock issuable upon the conversion of the Series C ESOP Cumulative Convertible Preferred Stock. See "Description of Capital Stock."

       All information contained in this Prospectus has been adjusted to reflect Common Stock dividends declared through December 31, 1994. Except as otherwise noted, all information contained in this Prospectus assumes the Underwriters' over-allotment option is not exercised.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

       The following selected consolidated financial information as of December 31, 1989, 1990, 1991, 1992 and 1993 and for the years then ended has been derived from the Consolidated Financial Statements of the Company. The selected consolidated financial information as of and for the nine months ended September 30, 1993 and 1994 is derived from the unaudited Condensed Consolidated Financial Statements of the Company, which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended September 30, 1994 are not necessarily indicative of the results that may be expected for the full year. The information set forth below should be read in conjunction with the "Financial Statements" and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which appear elsewhere in this Prospectus.

                                         As of or for the
                                        Nine Months Ended                               As of or for the
                                          September 30,                             Years Ended December 31,
                                     ---------------------       --------------------------------------------------------------
                                        1994          1993        1993(7)         1992          1991         1990        1989
                                        ----          ----        -------         ----          ----         ----        ----
                                                          (In thousands, except ratios and per share data)
   Income Statement Data:
   Interest income...............    $  108,566    $   81,773    $  113,991    $   91,881    $   81,452    $ 75,938    $ 68,430
   Interest expense..............        41,563        31,913        44,266        40,382        43,027      39,893      36,156
   Net interest income...........        67,003        49,860        69,725        51,499        38,425      36,045      32,274
   Provision for loan losses.....         3,160         4,671         5,981         6,286         5,541       5,095       1,385
   Non-interest income...........        13,274        12,722        17,344        12,129        14,073       9,230       6,983
   Non-interest expense .........        52,861        41,435        57,873        42,889        38,933      34,841      30,022
   Income before income taxes ...        24,256        16,476        23,215        14,453         8,024       5,339       7,850
   Net income(1) ................        15,442        10,460        14,615        10,017         6,027       4,344       6,501

   Balance Sheet Data:
   Total assets .................    $2,238,217    $1,95 1,844   $2,032,556    $1,425,707    $1,057,754    $934,343    $785,646
   Loans (net) ..................       753,966       665,563       691,339       602,129       569,381     547,289     512,800
   Securities available for sale
     (2).........................       126,640       308,513       164,620       309,894             -           -           -
   Securities held for investment     1,157,473       740,213       926,115       293,201       343,146     186,583     140,456
   Federal funds sold............         5,550        56,400        10,000        50,550        16,750      80,300      44,375
   Deposits......................     1,772,221     1,719,614    $1,744,915     1,335,618       987,053     866,940     724,037
   Long-term debt (3)............        28,385        28,954        28,954         6,520         7,034       7,500           0
   Stockholders' equity..........       109,522        95,999        99,176        81,916        58,170      54,262      55,873
   Per Share Data:
   Net income-primary............         $1.76         $1.24         $1.72         $1.31         $0.82       $0.52       $1.20
   Net income-fully diluted......          1.59          1.15          1.59          1.25           N/A         N/A        1.18
   Cash dividends ...............          0.43          0.33          0.45          0.38          0.36        0.70        0.62
   Book value-primary(4).........         12.22         10.64         11.02          9.53          8.42        7.78        8.08
   Book value-fully diluted(5)...         11.27         10.13         10.51          9.21          8.44        7.88        8.84
   Average Shares Outstanding:
    Primary .....................         8,269         7,457         7,574         6,421         5,427       5,374       4,582
    Fully diluted................         9,662         9,016         9,081         7,998           N/A         N/A       5,531

                                     As of or for the
                                     Nine Months Ended                  As of or for the
                                       September 30,                Years Ended December 31,
                                     ------------------   -------------------------------------------
                                      1994       1993     1993(7)    1992     1991      1990     1989
                                     -----       ----     -------    ----     ----      ----     ----
                                              (In thousands, except ratios and per share data)
   Selected Ratios:
   Performance:
   Return on average assets......      0.93%      0.85%     0.84%     0.78%    0.61%     0.52%    0.90%
   Return on average common
     stockholders' equity........     21.06      17.58     17.49     15.01    10.58      6.43    18.11
   Net interest margin (6).......      4.39       4.48      4.40      4.46     4.41      5.04     5.34
   Non-interest expense to
     average assets..............      3.17       3.36      3.31      3.35     3.95      4.18     4.15
   Liquidity and Capital:
   Average loans to average
     deposits ...................     41.99 %    43.51 %   42.52 %   50.06 %  61.57 %   71.48 %  68.45 %
   Common dividend payout ratio .     24.43      26.61     26.05     29.32    44.24    134.56    51.90
   Average equity to average
     assets......................      4.68       5.12      5.06      5.44     5.55      6.75     5.90
   Stockholders' equity to total
     assets......................      4.89       4.92      4.88      5.75     5.50      5.81     7.11
   Risk based capital:
     Tier 1 .....................      9.94%      9.14%     9.16%     9.66%    7.76%     7.88%    9.30%
     Total capital...............     13.17      12.54     12.44     10.75     9.05      8.94    10.00
   Leverage capital ratio .......      4.67       4.91      4.53      5.53     5.08      5.46      N/A
   Asset Quality:
   Net charge-offs to average
     loans outstanding...........      0.33%      0.93%     0.88%     1.06%    0.58%     0.41%    0.10%
   Non-performing loans to total
     year-end loans (8) .........      1.40       1.37      1.22      2.67     2.72      2.59     0.74
   Non-performing assets to total
     year-end assets (8) ........      1.06       1.46      1.32      2.26     2.26      1.88     0.53
   Allowance for loan losses to
     total year-end loans .......      1.48       1.48      1.43      1.45     1.54      1.20     0.73
   Allowance for loan losses to
     non-performing loans (8) ...    105.81     108.22    117.37     54.20    56.53     46.33    98.57

   ----------
   (1) In 1991, net income included a $810,000 gain on the sale of the merchant credit card operations. Net income includes investment securities gains of $641,000 and $2.5 million for the nine month periods ended September 30, 1994 and 1993, respectively, $3.0 million for 1993, $249,000 for 1992, $3.3 million for 1991, $552,000 for 1990 and $537,000 for 1989.
   (2) See Note 1 of the Company's Notes to Consolidated Financial Statements which appear elsewhere herein.
   (3) Includes the Company's guarantee of the debt obligation of its Employee Stock Ownership Plan.

   (4) Primary book value per share has been calculated by dividing total stockholders' equity (less the net proceeds received by the Company from the issuance of the Series C ESOP Cumulative Convertible Preferred Stock) by the shares of Common Stock outstanding as of the end of a period.
   (5) Fully diluted book value per share has been calculated by dividing total stockholders' equity by the number of shares outstanding on a fully diluted basis as of the end of a period. Shares on a fully diluted basis assumes the Series C ESOP Cumulative Preferred Stock is converted to common stock.
   (6) Yields on tax-exempt obligations have been computed on a fully tax equivalent basis assuming a federal income tax rate of approximately 35%.
   (7) For the impact of acquisitions, See Note 2 of the Company's Notes to Consolidated Financial Statements which appear elsewhere in this Prospectus.
   (8) Non-performing loans and non-performing assets exclude loans past due 90 days or more and still accruing interest. See "Managements Discussion and Analysis of Financial Condition and Results of Operations - Non-performing Loans and Assets"

                                  THE COMPANY

       Commerce Bancorp, Inc. (the "Company") is a multi-bank holding company headquartered in Cherry Hill, New Jersey, whose three nationally chartered bank subsidiaries have 37 retail branch offices in Southern New Jersey and 7 retail branch offices in Metropolitan Philadelphia. On September 30, 1994, the Company had total assets of approximately $2.2 billion, total deposits of approximately $1.8 billion and total stockholders' equity of approximately $109.5 million. The deposits of the Company's bank subsidiaries are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). Average deposits per branch at September 30, 1994 (excluding branches open less than one year) were approximately $45.3 million.

       The Company, through its subsidiaries, provides a full range of retail and commercial services to individuals and businesses. These services include free checking accounts for customers maintaining certain minimum balances, savings programs, money market accounts, negotiable orders of withdrawal ("NOW") accounts, certificates of deposit, safe deposit facilities, consumer loan programs, home equity and Visa Gold(Tm) card revolving lines of credit, overdraft checking, automated teller facilities and expanded banking hours. Lending services include commercial, residential, construction, real estate, term and installment loans. Corporate trust services are offered by Commerce NJ.

       The Company has focused its strategy for growth primarily on the further development of its community-based retail banking network. The objective of this corporate strategy is to build earnings growth potential for the future as the retail branch office network matures. The Company's branch concept uses a prototype or standardized branch office building, convenient locations and active marketing, all designed to attract retail deposits. Using this prototype branch concept, the Company plans to open approximately ten new branch offices in each of the next five years, exclusive of acquisitions. It has been the Company's experience that each newly opened branch office incurs operating losses during the first ten to twelve months of operations and becomes profitable thereafter.

       The Company's retail approach to banking emphasizes a combination of long-term customer relationships, quick responses to customer needs, active marketing, convenient locations, free checking for customers maintaining certain minimum balances and extended hours of operation. The Company's retail approach to banking has produced low cost deposits and has resulted in a high concentration of demand and savings deposits due to convenience and service rather than rate. As of September 30, 1994, 73.6% of the Company's total deposits represented demand and savings deposits, while 26.4% represented time deposits. For the nine months ended September 30, 1994, the average interest rate paid on total deposits was 2.29%.

       The Company's lending and investing activities are funded principally by deposits gathered through its retail branch offices. These retail and commercial banking services are provided by the Company primarily to consumers and small and mid-sized companies within its market area. Lending services are focused on commercial real estate, commercial and consumer lending to local borrowers. The Company attempts to establish a total borrowing relationship which may typically include a commercial real estate loan, a business line of credit for working capital needs, a mortgage loan for the borrower's primary and/or secondary residence, consumer loans for specific purposes and a revolving personal credit line.

       The Company's commercial loan portfolio consists of loans to a diversified group of businesses and includes lines of credit for seasonal or short-term working capital needs and term loans with maturities of five years or less for equipment and capital purchases. Residential lending consists primarily of traditional one-to-four family residential home financings which, after origination by the Company, are generally sold in the secondary market. Construction lending consists primarily of residential tract construction projects all within the Company's market area. Real estate loans are generally secured by first mortgages on the property supported by current appraisals and are generally limited to 80% of appraised value. Commercial real estate credit decisions are primarily based upon the ability of the property's cash flow to meet debt service requirements. Most commercial loans bear the personal guarantees of the principals involved. The Company's installment loan portfolio consists primarily of personal loans, home equity loans and lines, cash reserve checking accounts and Visa Gold(Tm) card accounts.

       The Company's principal activities as a holding company consist of owning and supervising its wholly-owned subsidiary banks, Commerce NJ, Commerce PA and Commerce Shore. The Company derives substantially all of its income through its subsidiary banks. Neither the Company nor its subsidiary banks are engaged in non-banking activities. The Company establishes policies and coordinates the financial resources of its bank subsidiaries. The Company provides and performs technical, advisory and auditing services for its bank subsidiaries, coordinates their general policies and activities and participates in their major business decisions. The day-to-day affairs of the Company's subsidiary banks are managed by their respective officers and directors.

       The Company, a New Jersey business corporation, which was incorporated on December 9, 1982, became a registered bank holding company under the Bank Holding Company Act of 1956 ("Holding Company Act") on June 30,
   1983, by acquiring Commerce NJ. Commerce PA was acquired by the Company on January 2, 1987. Commerce Shore was acquired by the Company on December 31, 1988.

       The Company's principal executive offices are located at Commerce Atrium, 1701 Route 70 East, Cherry Hill, New Jersey, 08034-5400, and its telephone number is (609) 751-9000.

   Commerce NJ

       Commerce NJ provides retail and commercial banking services through 32 retail branch offices in Camden, Burlington, Gloucester, Atlantic and Cape May Counties in Southern New Jersey. It currently has six offices in Cherry Hill, three offices in Washington Township, two offices each in Marlton, Medford and Moorestown and one office each in Atco, Bellmawr, Berlin, Brigantine, Glassboro, Gloucester Township, Haddonfield, Marmora, Mt. Holly, Northfield, Ocean City, Sicklerville, Somers Point, Voorhees, West Deptford, Williamstown and Woodbury.

       In addition to providing retail and commercial banking services, Commerce NJ also offers trust services primarily focusing on corporate trust activities, particularly as bond trustee, paying agent, registrar, and tender agent for municipal bond offerings.

       Commerce NJ is currently negotiating to acquire Cypress Securities, Inc. a municipal bond underwriter and investment banking company. Vernon
   W. Hill II, the Chairman, President and Chief Executive Officer of the Company, is the principal shareholder of Cypress Securities, Inc.

       As of September 30, 1994, Commerce NJ had total assets of $1.8 billion, total deposits of $1.4 billion and total stockholders' equity of $96.4 million.

   Commerce PA

       Commerce PA provides retail and commercial banking services through seven retail branch offices in Philadelphia, Chester, Delaware and Montgomery Counties in Southeastern Pennsylvania. It currently has one office in Center City Philadelphia and one office each in the Philadelphia suburbs of Devon, Haverford, Newtown Square, Springfield, Wayne and Whitpain.

       As of September 30, 1994, Commerce PA had total assets of $193.6 million, total deposits of $176.8 million and total stockholders' equity of $11.8 million.

   Commerce Shore

       Commerce Shore provides retail and commercial banking services through five retail branch offices in Ocean County, New Jersey. It currently has two offices in Forked River and one office each in Barnegat, Long Beach Island and Manahawkin.

       As of September 30, 1994, Commerce Shore had total assets of $215.5 million, total deposits of $202.6 million and total stockholders' equity of $12.6 million.

   Other Activities

       As part of the Commerce network, the Company has investments in Commerce Bank/Harrisburg, Camp Hill, Pennsylvania (15.9% on a fully-diluted basis) and Independence Bancorp, Inc., Ramsey, New Jersey (12.6% on a fully-diluted basis), and provides certain marketing and support services to each.

   Competition
       The Company's service area is characterized by intense competition in all aspects and areas of its business from commercial banks, savings and loan associations, mutual savings banks and other financial institutions. Other competitors, including credit unions, consumer finance companies, factors, insurance companies and money market mutual funds, compete with certain lending and deposit gathering services offered by the Company. Many competitors have substantially greater financial resources and larger lending limits and larger branch systems than those of the Company.

       The Company believes that it is able to compete on a substantially equal basis with larger financial institutions because it offers longer hours of operation than those offered by most of its competitors, free checking accounts for customers maintaining certain minimum balances and competitive interest rates on savings and time accounts with low minimum deposit requirements.
       The Company seeks to provide personalized services through management's knowledge and awareness of its market area, customers and borrowers. The Company believes this knowledge and awareness provides a business advantage in serving the retail depositors and the small and mid-sized commercial borrowers that comprise the Company's customer base.

                             SPECIAL CONSIDERATIONS
       In evaluating the Company and its business, prospective investors should consider the following in addition to the other information contained in this Prospectus.

   Community Reinvestment Act Ratings
       During 1994, both Commerce NJ and Commerce PA received "needs to improve" ratings from the Office of the Comptroller of the Currency ("OCC") under the Community Reinvestment Act ("CRA"). An institution's
   CRA rating is considered by regulators in determining whether to grant charters, branches and other deposit facilities, relocations, mergers, consolidations and acquisitions. Performance less than satisfactory may be the basis for denying an application. Since the banks' receipt of the "needs to improve" ratings seven branch applications have been approved by the OCC of which five were opened in 1994 and the balance of which are scheduled to open in 1995. Continued "needs to improve" ratings could have an effect upon the ability of either bank to expand in the future. The Company's current plans call for the opening of approximately ten new branch offices in each of the next five years. The Company has taken steps to improve each bank's performance under the CRA. The OCC is currently performing a regularly scheduled consumer compliance and CRA examination of each bank. See "Supervision and Regulation."

   Market Value of Securities in Held to Maturity Portfolio

       The "held to maturity" portion of the Company's investment portfolio consists almost entirely of U.S. Government agency mortgage-backed obligations which carry fixed coupons, the rates of which do not change over the life of the securities. These securities have little, if any credit risk since they are backed by the full faith and credit of the U.S. Government (GNMAs) or their principal and interest payments are guaranteed by an agency of the U.S. Government (FHLMCs and FNMAs). As a result of an increase in general interest rates over the past year, the market value of this portion of the Company's investment portfolio has declined and as of November 30, 1994 the "held to maturity" portion of the Company's investment portfolio had gross pre-tax unrealized losses of $109.6 million ($68.0 million after taxes). Since the Company has the intent and ability to hold these securities until maturity, in accordance with Statement of Financial Accounting Standards No. 115, the Company is not required to record the gross pre-tax unrealized losses on its held to maturity portfolio. These unrealized losses will have no impact on the Company's future liquidity, financial condition, results of operations or capital ratios. The unrealized losses on the Company's held to maturity portfolio are an indication that the yield and interest income on its portfolio are less than the yield and interest income that could be realized if the entire portfolio was reinvested into investment securities at current market rates. The average life of the investment portfolio increased from
   7.3 years as of September 30, 1994 to 7.8 years as of November 30, 1994. Further increases in interest rates are not expected to materially change the rate of prepayments or materially extend the average life of the investment portfolio. See "Managements Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the Company's balance sheet management.

                              RECENT DEVELOPMENTS
       On January 17, 1995, the Company publicly released unaudited consolidated condensed financial information as of and for the fiscal year ended December 31, 1994. The following table sets forth certain consolidated condensed financial information with respect to the Company:

                                                                          Year Ended
                                                                          December 31
                                                             -------------------------------------
                                                             (In thousands, except per share data)
                                                                   1994                 1993
                                                                   ----                 ----
   Income Statement Data:
     Net interest income.................................       $   90,534           $   69,725
     Non-interest income.................................           17,534               17,344
                                                                ----------           ----------
                                                                   108,068               87,069
     Net income..........................................           20,377               14,615
   Per Share Data(1):
     Net income - primary................................       $     2.28           $     1.72
     Net income - fully-diluted..........................             2.10                 1.59
     Book value - primary................................            12.46                11.02
     Book value - fully-diluted..........................            11.53                10.51
   Balance Sheet Data (Period End):
     Total assets........................................       $2,291,290           $2,032,556
     Loans (net).........................................          789,916              691,339
     Total deposits......................................        1,834,572            1,744,915
     Stockholders' equity................................          111,873               99,176
   Selected Ratios:
     Total non-performing assets as a percentage of total
       period-end assets(2)..............................             0.97%                1.32%
     Allowance for loan losses as a percentage of total
       period-end loans..................................             1.50                 1.43
     Net charge-offs as a percentage of average loans
       outstanding.......................................             0.29                 0.88
     Risk-based capital ratios:
       Tier I............................................             9.90                 9.16
       Total capital.....................................            13.06                12.44
     Leverage Capital Ratio..............................             4.87                 4.53

   ----------
   (1) All per share data has been adjusted to reflect the 5% common stock dividend payable January 17, 1995 to stockholders of record on January 2, 1995.
   (2) Non-performing assets exclude loans past due 90 days or more and still accruing interest. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-performing Loans and Assets".

       Net income for the fourth quarter of 1994 was $4.9 million, up $800,000 or 19% over 1993 fourth quarter net income of $4.2 million. On a per share basis, fully diluted net income for the fourth quarter of 1994 was $.51 per share, up $.07 per share or 16% over fourth quarter 1993 net income of $.44 per share. Non-performing assets and loans past due 90 days or more were $22.6 million at December 31, 1994 as compared to $27.1 million at December 31, 1993. The increases in interest rates in the fourth quarter of 1994 are not expected to materially affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Interest Rate Sensitivity and Liquidity" for a discussion of the effect of the movement of interest rates on the Company's net interest income.

                                USE OF PROCEEDS

       The net proceeds to the Company from this Offering are estimated to be $ . The Company intends to use the proceeds to provide additional equity capital to its banking subsidiaries to support the Company's branch expansion growth strategy and for general corporate purposes. The approximate cost of opening a new branch office is $1.3 million (inclusive of land, building, and furniture and fixtures). The Company does not presently intend to use any of the proceeds from the Offering to repay any of its current indebtedness. Pending such uses, the net proceeds will be used to make short-term investments.

                                 CAPITALIZATION

       The following table sets forth the consolidated capitalization of the Company (i) as of September 30, 1994 and (ii) as adjusted to give effect to the sale by the Company of the Common Stock offered hereby assuming the Underwriters' over-allotment option is not exercised.

                                                                                              As
                                                                                Actual     Adjusted
                                                                               -------     --------
                                                                                  (In Thousands)
   Long-Term Debt:
     Obligation to Employee Stock Ownership Plan...........................    $  5,385    $ 5,385
     83/8% Subordinated Notes due 2003.....................................      23,000     23,000
                                                                               --------    -------
       Total Long-Term Debt ...............................................      28,385     28,385
                                                                               --------    -------
   Stockholders' Equity:
     Preferred Stock, 5,000,000 shares authorized:
       Series C ESOP Cumulative Convertible Preferred, $1.00 stated value,
         417,000 shares authorized, issued and outstanding (liquidating
         preferred: $18.00 per share totalling $7,506,000) ................       7,506      7,506

     Common Stock, par value $1.5625; authorized 20,000,000 shares,
       8,870,476 shares issued and 10,370,476 shares issued, as adjusted
       (1).................................................................      13,204
     Capital in excess of par or stated value..............................      79,682
     Retained earnings.....................................................      15,778
                                                                               --------    -------
                                                                                116,170
     Less commitment to ESOP...............................................       5,385      5,385
     Less treasury stock, at cost (79,054 shares) .........................       1,263      1,263
                                                                               --------    -------
       Total Stockholders' Equity .........................................     109,522
                                                                               --------    -------
       Total Capitalization................................................    $137,907    $
                                                                               ========    =======
   Capital Ratios:
     Stockholders' Equity to Total Assets..................................        4.89%
     Tier I Capital to Average Assets (Leverage)...........................        4.67
     Tier I Capital to Risk-Adjusted Assets................................        9.94
     Total Capital to Risk-Adjusted Assets.................................       13.17

   ----------
   (1) If the Underwriters' over-allotment option is exercised in full, the number of shares of Common Stock issued will be increased by 225,000,
       the Common Stock will be increased by $   , and the amount of Capital
       in excess of par or stated value will be increased by $    .

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Management's Discussion and Analysis of Financial Condition and
   Results of Operations of the Company analyzes the major elements of its consolidated balance sheets and statements of income. This section should be read in conjunction with the Company's consolidated financial statements and accompanying notes and other detailed information incorporated by reference or appearing elsewhere in this Prospectus.

   Overview
       Net income for the first nine months of 1994 was $15.4 million, an increase of $4.9 million, or 47% over the $10.5 million recorded in the first nine months of 1993. This increase was due to a significant increase in net interest income, as well as reduced loan loss provisions and an increase in non-interest income which offset increased overhead expenses. At September 30, 1994, the Company had total assets of $2.2 billion, total loans of $765.3 million, and total investment securities of $1.3 billion. During the first nine months of 1994, investment securities increased $193.4 million and the loan portfolio increased $63.9 million from December 31, 1993. At September 30, 1994, total deposits aggregated $1.8 billion, up $27.3 million from year-end 1993. Short term borrowings increased $189.4 million during the nine months ended September 30, 1994. The loan to deposit ratio as of September 30, 1994 was 43.2% as compared to 42.7% as of December 31, 1993.
       1993 was marked by an improved economy in the Company's operating region and the Company posted significant increases in deposits, assets and net income. Although loan growth improved in 1993, new deposit funds were primarily directed to the investment securities portfolio and short-term money market instruments. At year-end 1993, total assets were $2.0 billion, of which $701.4 million, or 35% were in loans and $1.1 billion, or 55% were in investment securities and short-term money market instruments. During 1993, investment securities and short-term money market instruments increased $447.1 million while loans increased $90.4 million. Deposits increased $409.3 million, or 31%, of which $254.9 million were the result of acquisition activities.

   Average Balances and Net Interest Income
       For the first nine months of 1994, average interest earning assets totaled $2.0 billion, an increase of $447.6 million, or 28%, over year-end 1993. This increase resulted primarily from the increase in the average balance of investment securities, which rose $391.6 million, and the increase in the average balance of loans, which rose $82.6 million. The growth was funded by deposit growth of $154.9 million and the use of wholesale funding sources which increased by $230.9 million. Yields on investment securities are typically lower than loan yields due to factors such as increased liquidity and reduced credit risk. Since the Company's investment portfolio is comprised of fixed rate U.S. Government agency mortgage-backed securities, these securities tend to be more interest rate sensitive than the Company's loan portfolio, which has a higher composition of floating rate instruments. The Company's investment portfolio yielded 6.28% during the first nine months of 1994. The average interest rate on the Company's repurchase agreements was 4.04% during this same period. The increased use of wholesale funding sources and the reinvestment of the proceeds in higher yielding U.S. Government agency mortgage-backed securities had a beneficial effect on net interest income in 1994. The recent rise in general market interest rates will result in a decrease of this benefit during 1995.
       The tax equivalent yield on interest earning assets for the nine months ended September 30, 1994 was 7.11%, a decrease of 7 basis points from 7.18% in 1993. Investment securities purchased in the lower interest rate environment in late 1993 and the first quarter of 1994 contributed to this small decline.
       During 1993, average interest earning assets totaled $1.6 billion, an increase of $425.2 million, or 36% over 1992. Most of the rise in interest earning assets occurred in the investment portfolio as a result of increased deposit volume, the use of securities sold under agreements to repurchase, and modest loan growth. The tax equivalent yield on interest earning assets was 7.18%, a decrease of 74 basis points from 7.92% in 1992. This decline resulted primarily from the significant decline in interest rates during the year which caused an acceleration in the rate of prepayments in the Company's mortgage-backed securities investment portfolio, which resulted in a decrease in the portfolio yield.

       The following table sets forth balance sheet items on a daily average basis for the years ended December 31, 1993, 1992 and 1991 and for the nine months ended September 30, 1994 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods.

                          Nine Months Ended September 30,                             Years Ended December 31,
                         ---------------------------------     --------------------------------------------------------------------
                                       1994                                 1993                               1992          1991
                         ---------------------------------     --------------------------------    --------------------------------
                          Average                  Average     Average                  Average     Average                 Average
                          Balance      Interest     Rate       Balance      Interest     Rate       Balance      Interest     Rate
                         --------      --------    -------     -------      --------    -------     -------      --------   -------
                                                    (Dollars in Thousands)
   Earning Assets:
   Investment
     securities
       Taxable ......    $1,274,279    $ 60,044      6.28%    $  879,864    $ 55,925     6.36%     $  488,751    $35,855      7.34%
       Tax-exempt ...           964          78     10.77          3,758         372     9.90           7,769        725      9.33
                         ----------    --------     ------    ----------    --------     ----      ----------    -------     -----
   Total investment
     securities .....     1,275,243      60,122      6.29        883,622      56,297     6.37         496,520     36,580      7.37
   Federal funds sold        25,089         687      3.65         51,718       1,524     2.95          71,310      2,421      3.40
   Loans
   Mortgage and
     construction ...       435,058      28,844      8.84        380,222      34,432     9.06         360,702     32,485      9.01
       Commercial ...       124,850       7,995      8.54        129,687       9,565     7.38         112,078      9,264      8.27
       Consumer .....       171,261      10,498      8.17        139,237      11,744     8.43         117,422     10,711      9.12
       Tax-exempt ...         9,239         688      9.92          8,626         861     9.98           9,874      1,010     10.23
                         ----------    --------     ------    ----------    --------     ----      ----------    -------     -----
   Total loans ......       740,408      48,025      8.65        657,772      56,602     8.61         600,076     53,470      8.91
   Total earning
     assets.........     $2,040,740    $108,834      7.11%    $1,593,112    $114,423     7.18%     $1,167,906    $92,471      7.92%
                         ==========    ========     ======    ==========    ========     ====      ==========    =======     =====
   Sources of Funds
   Interest-bearing
     liabilities
       Regular
         savings ....    $  513,322    $  8,883      2.31%    $  446,013    $ 12,091     2.71%     $  340,454    $12,957      3.81%
       N.O.W.
         accounts ...       311,045       4,174      1.79        260,177       5,375     2.07         186,889      5,525      2.96
       Money market
         plus .......       156,554       2,789      2.38        121,666       3,114     2.56         121,225      3,943      3.25
       Time deposits.       387,158      11,793      4.06        327,270      14,702     4.49         253,870     13,801      5.44
       Public funds .        94,982       2,661      3.74        152,994       5,054     3.30         105,787      4,156      3.93
                         ----------    --------     -----     ----------    --------     ----      ----------    -------     -----
   Total deposits ...     1,463,061      30,300      2.76      1,308,120      40,336     3.08       1,008,225     40,382      4.01
       Repurchase
         agreements .       321,386       9,744      4.04         90,442       3,000     3.32               -          -         -
       Long-term debt        23,000       1,519      8.80         10,712         930     8.68               -          -         -
   Total deposits and
     interest-bearing
     liabilities ....     1,807,447      41,563      3.07      1,409,274      44,266     3.14       1,008,225     40,382      4.01
   Non-interest-bearing
     funds (net) ....       233,293           -         -        183,838           -        -         159,681          -         -
                         ----------    --------     -----     ----------     -------    -----      ----------    -------     -----

                              Years Ended December 31,
                         ---------------------------------
                                       1991
                         ---------------------------------
                          Average                  Average
                          Balance      Interest     Rate
                         --------      --------    -------
                                (Dollars in Thousands)
   Earning Assets:
   Investment
     securities
       Taxable ......      $264,117    $22,231       8.42%
       Tax-exempt ...         7,420        882      11.89
                           --------    -------      -----
   Total investment
     securities .....       271,537     23,113       8.51
   Federal funds sold        51,534      2,931       5.69
   Loans
   Mortgage and
     construction ...       337,449     33,171       9.83
       Commercial ...       111,453     10,642       9.55
       Consumer .....       103,115     10,932      10.60
       Tax-exempt ...        12,944      1,459      11.27
                           --------    -------      -----
   Total loans ......       564,961     56,204       9.95
   Total earning
     assets.........       $888,032    $82,248       9.26%
                           ========    =======      =====
   Sources of Funds
   Interest-bearing
     liabilities
       Regular
         savings ....      $213,053    $11,260       5.29%
       N.O.W.
         accounts ...       141,656      6,318       4.46
       Money market
         plus .......       112,097      5,470       4.88
       Time deposits.       255,808     17,634       6.89
       Public funds .        38,362      2,345       6.11
                           --------    -------      -----
   Total deposits ...       760,976     43,027       5.65
       Repurchase
         agreements .             -          -          -
       Long-term debt             -          -          -
   Total deposits and
     interest-bearing
     liabilities ....       760,976     43,027       5.65
   Non-interest-bearing
     funds (net) ....       127,056          -          -
                           --------    -------      -----

                          Nine Months Ended September 30,                             Years Ended December 31,
                         ---------------------------------     --------------------------------------------------------------------
                                       1994                                 1993                             1992           1991
                         ---------------------------------     --------------------------------    --------------------------------
                          Average                  Average     Average                  Average     Average                 Average
                          Balance      Interest     Rate       Balance      Interest     Rate       Balance      Interest     Rate
                         --------      --------    -------     -------      --------    -------     -------      --------   -------
                                                    (Dollars in Thousands)


   Total sources to
     fund
     earning assets .    $2,040,740     41,563      2.72      $1,593,112     44,266      2.78      $1,167,906    $40,382      3.46
   Net interest
     income and
     margin tax
     equivalent
     basis (3) ......                   67,271      4.39                     70,157      4.40                     52,089      4.46
   Tax-exempt
     adjustment .....                      268                                  432                                  590
                                       -------                              -------                               ------
   Net interest
     income and
     margin.........                   $67,003      4.37%                   $69,725      4.38%                   $51,499      4.41%
                                       =======      ====                    =======      ====                    =======

   Other Balances:
   Cash and due from
     banks..........     $   91,374                           $   76,422                           $   59,723
   Other assets .....       103,135                               88,612                               61,859
   Total assets .....     2,224,108                            1,747,989                            1,280,097
   Demand deposits
     (non-interest
     bearing) .......       300,118                              238,972                              190,499
   Other liabilities.        12,533                               11,237                               11,793
   Stockholders'
     equity.........        104,008                               88,506                               69,580


                              Years Ended December 31,
                         ---------------------------------
                                       1991
                         ---------------------------------
                          Average                  Average
                          Balance      Interest     Rate
                         --------      --------    -------
                                (Dollars in Thousands)
   Total sources to
     fund
     earning assets .    $888,032       43,027       4.85
   Net interest
     income and
     margin tax
     equivalent
     basis (3) ......                   39,221       4.41
   Tax-exempt
     adjustment .....                      796
                                       -------
   Net interest
     income and
     margin.........                   $38,425      4.32%
                                       =======      ====
   Other Balances:
   Cash and due from
     banks..........     $ 55,476
   Other assets .....      51,211
   Total assets .....     986,867
   Demand deposits
     (non-interest
     bearing) .......     156,665
   Other liabilities.      14,457
   Stockholders'
     equity.........       54,769

   ----------
   Notes - Weighted average yields on tax-exempt obligations have been computed on a tax equivalent basis assuming a federal tax rate of approximately 35% for all periods presented.

         - Non-accrual loans have been included in the average loan balance.

         - Investment securities includes investments available for sale.

         - Mortgage and construction loans include mortgage loans held for sale.

   Net Interest Income and Net Interest Margin

       Net interest income on a tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investments to express such income as if it were taxable) for the first nine months of 1994 was $67.3 million, up $17.1 million, or 34%, from $50.2 million for the first nine months of 1993. The improvement in net interest income was mainly due to volume increases in the investment portfolio. For the nine month period ended September 30, 1994, investment securities increased by $193.4 million from $1.1 billion to $1.3 billion.
       For the first nine months of 1994, the tax-equivalent yield on interest earning assets was 7.11%, a decline of 22 basis points from 7.33% during the first nine months of 1993. Total funding costs decreased 13 basis points from 2.85% to 2.72% during the period. The decline in yield on interest earning assets from 1993 to 1994 was due primarily to investment securities purchased in the lower interest rate environment in late 1993 and the first quarter of 1994. The decline in total funding costs during that period was due primarily to lower costs of deposits and an increase in non-interest bearing funds.
       Net interest margin on a tax-equivalent basis for the nine months ended September 30, 1994 and 1993 was 4.39% and 4.48%, respectively.
       Net interest income on a tax-equivalent basis for 1993 was $70.2 million, an increase of $18.1 million, or 35%, over 1992.
       During 1993, interest income on a tax-equivalent basis increased to $114.4 million from $92.5 million in 1992, or 24%. This increase was entirely related to volume increases in investment securities and more than offset the lower interest rates prevalent during 1993.
       Interest expense for 1993 rose $3.9 million to $44.3 million, from $40.4 million in 1992, or 10%. This increase was attributable to increased deposit volume which overshadowed the significant decline in interest rates during the year. The cost of interest-bearing liabilities was 2.78%, a decline of 68 basis points from 3.46% for the prior year.
       Net interest margin on a tax-equivalent basis was 4.40% for 1993, a decline of six basis points from 1992.
       The following table presents the major factors that contributed to the changes in net interest income for the years ended December 31, 1993 and 1992 and for the nine months ended September 30, 1994, as compared to the respective previous periods.

                                 Nine Months Ended September 30,
                                          1994 vs. 1993                     1993 vs. 1992                    1992 vs. 1991
                                       Increase (Decrease)               Increase (Decrease)              Increase (Decrease)
                                      Due to Changes in (1)             Due to Changes in (1)            Due to Changes in (1)
                                  -----------------------------     ----------------------------     -----------------------------
                                  Volume      Rate        Total     Volume      Rate       Total     Volume       Rate       Total
                                 -------      ----        -----     ------      ----       -----     ------       ----       -----
                                                                       (dollars in thousands)
   Interest on investments:
     Taxable.................   $22,552     $(1,581)    $20,971    $24,860    $(4,790)   $20,070    $16,479    $ (2,854)   $13,625
     Tax-exempt..............      (271)         40        (231)      (397)        44       (353)        33        (190)      (157)
     Federal funds sold......      (890)        314        (576)      (577)      (320)      (897)       671      (1,181)      (510)
   Interest on loans:
     Mortgage and
       construction..........     3,633           3       3,636      1,768        179      1,947      2,094      (2,781)      (687)
     Commercial..............       291         652         943      1,299       (998)       301         52      (1,430)    (1,378)
     Consumer................     2,160        (208)      1,952      1,840       (807)     1,033      1,305      (1,526)      (221)
     Tax-exempt..............        33           7          40       (125)       (24)      (149)      (314)       (135)      (449)
                                -------     -------     -------    -------    -------    -------    -------    --------    -------
   Total interest income.....    27,508        (773)     26,735     28,668     (6,716)    21,952     20,320     (10,097)    10,223
                                -------     -------     -------    -------    -------    -------    -------    --------    -------
   Interest expense:
     Regular savings.........     1,397      (1,791)       (394)     2,862     (3,728)      (866)     4,849      (3,152)     1,697
     N.O.W. accounts.........       866        (781)         85      1,514     (1,664)      (150)     1,337      (2,130)      (793)
     Money market plus.......       706        (214)        492         11       (840)      (829)       297      (1,824)    (1,527)
     Time deposits...........     2,560      (1,166)      1,394      3,297     (2,396)       901       (105)     (3,728)    (3,833)
     Public funds............    (1,734)        481      (1,253)     1,559       (661)       898      2,649        (838)     1,811
     Repurchase agreements...     7,895         336       8,231      3,000          -      3,000          -           -          -
     Long-term debt..........     1,085          10       1,095        930          -        930          -           -          -
                                -------     -------     -------    -------    -------    -------    -------    --------    -------
   Total interest expense....    12,775      (3,125)      9,650     13,173     (9,289)     3,884      9,027     (11,672)    (2,645)
                                -------     -------     -------    -------    -------    -------    -------    --------    -------
   Net increase..............   $14,733     $ 2,352     $17,085    $15,495    $ 2,573    $18,068    $11,293    $  1,575    $12,868
                                =======     =======     =======    =======    =======    =======    =======    ========    =======


   ----------
   (1) Changes due to both volume and rate have been allocated to volume or rate changes in proportion to the absolute dollar amounts of the change in each.

   Non-Interest Income

       For the nine months ended September 30, 1994, non-interest income increased $522 thousand as compared to the same nine month period in 1993. Increased deposit charges and service fees, which increased $1.7 million due to transaction volumes, offset a significant decrease in net investment securities gains. The 1994 gain of $641 thousand was from the sale of equity securities. 1993 gains of $2.5 million resulted from the sale of debt securities from the Company's available for sale portfolio.

       For 1993, non-interest income totaled $17.3 million, an increase of $5.2 million or 43% from $12.1 million in 1992. Included in non-interest income in 1993 and 1992 were investment securities gains of $3.0 million and $249 thousand, respectively. Excluding these gains, non-interest income would have increased $2.5 million or 21% compared to 1992.

       Deposit charges and service fees increased $2.2 million, or 22%, to $12.1 million in 1993. This increase was spread among various types of personal and business demand deposit accounts and was attributable to the significant increase in the number of accounts and in increased deposit account transaction volume.

       Other operating income rose $346 thousand, or 17%, to $2.3 million. Net investment securities gains of $3.0 million were recognized in 1993 compared to net gains of $249 thousand in 1992.

   Non-Interest Expenses

       One key measure used to monitor progress in controlling overhead expenses is the ratio of non-interest expenses to average assets. For the first nine months of 1994, this ratio equaled 3.17% versus 3.36% for the comparable 1993 period. This ratio equalled 3.31% and 3.35% in 1993 and 1992, respectively. Another productivity measure is the operating efficiency ratio. The operating efficiency ratio (non-interest expenses, less other real estate expenses, divided by net interest income plus non-interest income excluding non-recurring gains) was 63.55% for the first nine months of 1994 as compared to 63.67% for the first nine months of 1993. This ratio was 64.11% and 64.53% for the years 1993 and 1992, respectively.

       For the nine months ended September 30, 1994, non-interest expense increased by $11.4 million, or 28% over the first nine months of 1993. Contributing to this increase was branch activity, including the acquisitions of four branch offices in July 1993 and the three branch offices of The Coastal Bank in September 1993, and the opening of new branches. As a result of the addition of these offices, staff, facilities, and related expenses rose accordingly. Salaries and benefits increased $3.4 million and $1.4 million, respectively, due to the increase in the number of full-time equivalent (FTE) employees caused primarily by the branch expansions over the past year. Occupancy, furniture and equipment, and office expenses increased $1.5 million, $1.8 million, and $1.4 million, respectively, over the first nine months of 1993 due to expenses associated with the increased number of branch facilities.

       Audit and regulatory fees and assessments for the first nine months of 1994 increased $750 thousand over the comparable 1993 period due to increased deposits and associated Federal deposit insurance premiums on such deposits. Marketing expense increased $541 thousand due to expanded branch facilities and the related new markets. Other real estate expenses for the first nine months of 1994 decreased by $901 thousand over the comparable 1993 period consistent with the decrease in the other real estate portfolio. Other non-interest expenses totaled $6.7 million for the first nine months of 1994, an increase of $1.5 million over 1993. Higher loan expenses, amortization of intangible assets, legal fees, travel and entertainment expenses, and banking service charges all contributed to this increase.

       Non-interest expenses totaled $57.9 million for 1993, an increase of $15.0 million, or 35% over 1992. Contributing to this increase were the acquisitions of four branch offices of Anchor Savings Bank, FSB in July 1993 and the three branch offices of The Coastal Bank in September 1993. As a result of the addition of these offices plus two other new branch offices, staff, facilities and related expenses rose accordingly.

       Salary expenses of $18.7 million for 1993 were $4.8 million or 34% higher than 1992. This increase was mainly a result of the 32% increase in the number of FTE employees from 771 at year-end 1992 to 1,017 at year-end 1993. The increase in the number of FTE employees was primarily the result of the branch expansion activities including acquisitions during 1993.

       Employee benefits for 1993 totaled $4.9 million, an increase of $1.1 million or 30% over 1992. This increase was mainly due to increased medical insurance costs, payroll taxes, and other benefits for the increased level of FTE employees.

       Occupancy expenses totaled $5.9 million for 1993, an increase of $694 thousand, or 13% compared to the prior year. This increase was due to the increased branch facilities, depreciation and maintenance costs.

       Furniture and equipment expenses of $6.3 million for 1993 were $1.4 million or 28% higher than 1992. This increase was due to increased depreciation expense relating to increased capital expenditures associated with refurbishing and equipping of acquired facilities and the ongoing refurbishment of existing offices.

       Office expenses of $4.7 million in 1993 were $1.2 million or 36% greater than the prior year. This increase was primarily due to increased telecommunications, stationery and supplies and other office expenses related to the expanded facilities.

       Audit and regulatory fees and assessments totaled $4.0 million for 1993, an increase of $1.1 million or 37% over 1992. This increase was primarily due to increased federal deposit insurance premiums on a larger volume of deposits. Although the rates on federal deposit insurance premiums have increased significantly from $.083 per $100 of deposits in 1989 to $.23 per $100 of deposits at the end of 1993, the increase in federal deposit insurance premiums in 1993 was unaffected by rate adjustments.

       Marketing expense totaled $1.8 million for 1993, an increase of $714 thousand or 67% over 1992. This increase was due to costs associated with the opening of new and acquired facilities, special promotional activities, and direct marketing campaigns undertaken in 1993.

       Other real estate expenses totaled $3.9 million for 1993, an increase of $2.0 million over 1992. This increase was attributable to expenses related to a higher level of other real estate owned and loans categorized as in-substance foreclosures.

       Other non-interest expenses totaled $7.6 million for 1993, an increase of $2.0 million or 36% from 1992. This increase was the result of higher provisions for non-credit-related losses, increased legal fees and business travel and entertainment expenses.

   Income Taxes

       The provision for federal and state income taxes for 1993 was $8.6 million compared to $4.4 million for 1992 and $2.0 million in 1991.

       The increase in 1993 total tax expense was primarily the result of an increase in the federal corporate tax rate to 35%, a significant increase in operating income and a reduction in tax-exempt income. As tax-exempt income decreases with an increase in operating income the effect is an increase in the tax provision and effective tax rate. The effective tax rate was 37.1% in 1993, 30.7% in 1992, and 24.9% in 1991.

   Net Income

       Net income for the first nine months of 1994 was $15.4 million, an increase of $4.9 million, or 47% over the $10.5 million recorded in the first nine months of 1993. This increase was due to a significant increase in net interest income, as well as reduced loan loss provisions and an increase in non-interest income which offset increased overhead expenses. On a per share basis, fully-diluted net income for the first nine months of 1994 was $1.59 per common share compared to $1.15 per common share for the respective 1993 period.

       Net income for 1993 was $14.6 million, an increase of $4.6 million, or 46% over the $10.0 million recorded for 1992. This increase was accomplished by a substantial improvement in net interest income despite modest loan growth and lower interest rates which negatively affected margins.

       Fully-diluted net income per share of common stock for 1993 was $1.59 compared to $1.25 per common share for 1992.

   Return on Average Equity and Average Assets

       Two industry measures of the performance by a banking institution are its return on average assets and return on average equity. Return on average assets ("ROA") measures net income in relation to total average assets and indicates a Company's ability to employ its resources profitably. Return on average equity ("ROE") is determined by dividing annual net income by average stockholders' equity and indicates how effectively a company can generate net income on the capital invested by its stockholders.

       ROA and ROE for the first nine months of 1994 were 0.93% and 19.80%, respectively, compared to 0.85% and 16.54% for the first nine months of 1993. For 1993, the Company's ROA was 0.84%, compared to 0.78% in 1992. For 1993, the Company's ROE was 16.51% compared to 14.40% for 1992.

   Loan Portfolio

       The following table summarizes the loan portfolio of the Company by type of loan as of December 31, for each of the years 1993 through 1989 and as of September 30, 1994.

                                     September 30,                          December 31,
                                     -------------      ----------------------------------------------------
                                         1994           1993        1992        1991        1990        1989
                                         ----           ----        ----        ----        ----        ----
                                                              (Dollars in Thousands)
   Commercial real estate:
     Owner-occupied .............      $152,414       $157,452    $146,739    $127,398    $119,919    $      -
     Other.......................       170,933        136,819     117,743     107,178      97,608           -
     Taxable.....................             -              -           -           -           -     180,984
     Tax-exempt..................             -              -           -           -           -      16,227
     Construction................        52,826         45,926      39,555      41,280      51,933      59,599
                                       --------       --------    --------    --------    --------    --------
                                        376,173        340,197     304,037     275,856     269,460     256,810
   Commercial:
     Term .......................        85,007         91,336      86,666      79,972      75,509      73,611
     Line of credit..............        33,934         36,928      26,837      32,327      33,051      27,967
     Demand......................           275            404       1,075       2,510       2,862       1,994
                                       --------       --------    --------    --------    --------    --------
                                        119,216        128,668     114,578     114,809     111,422     103,572
   Consumer:
     Mortgages (1-4 family
       residential) .............        79,132         71,583      67,454      77,285      76,560      77,841
     Installment.................        97,950         74,684      54,541      45,162      39,817      31,460
     Home equity.................        86,362         78,619      63,537      56,704      50,077      41,581
     Credit lines................         6,461          7,611       6,821       8,464       6,589       5,323
                                       --------       --------    --------    --------    --------    --------
                                        269,905        232,497     192,353     187,615     173,043     156,205
                                       --------       --------    --------    --------    --------    --------
   Total loans...................      $765,294       $701,362    $610,968    $578,280    $553,925    $516,587
                                       ========       ========    ========    ========    ========    ========
   Annual growth rate............         12.15%         14.80%       5.65%       4.40%       7.23%      28.44%

       For loans originated in 1994, the average construction loan was approximately $532,000, the average commercial real estate loan (excluding construction loans) was approximately $382,000 and the average commercial loan was approximately $81,000.

       The Company manages risk associated with its loan portfolio through diversification, underwriting policies and procedures which are reviewed and updated on at least an annual basis, and ongoing loan monitoring efforts. The commercial real estate portfolio includes owner-occupied (owner occupies greater than 50% of the property), other commercial real estate, and construction loans. Owner-occupied and other commercial real estate loans have five year calls, and generally bear the personal guarantees of the principals involved. Construction loans are primarily used for residential single family properties. Financing is provided against firm agreements of sale, with speculative construction limited to one sample per project. The commercial loan portfolio is comprised primarily of amortizing loans to small businesses in the Southern New Jersey/Southeastern Pennsylvania market area. These loans are generally 25 secured by business assets, personal guarantees, and/or personal assets of the borrower. The consumer loan portfolio is comprised primarily of loans secured by first and second mortgage liens on residential real estate.
   Such loans comprised approximately 88% of consumer loans at September 30, 1994.

       The maturity ranges of the loan portfolio and the amount of loans with predetermined interest rates and floating rates in each maturity range, as of September 30, 1994, are summarized in the following table.

                                                                    September 30, 1994
                                                 ------------------------------------------------------
                                                  Due in One     Due in One to    Due in Over
                                                 Year or Less     Five Years      Five Years      Total
                                                 ------------    -------------    -----------     -----
                                                                  (Dollars in Thousands)
   Real estate:
     Commercial .............................      $ 56,280        $251,034        $ 16,033      $323,347
     Construction ...........................        35,973          16,219             634        52,826
                                                   --------        --------        --------      --------
                                                     92,253         267,253          16,667       376,173
   Commercial:
     Term ...................................        29,215          50,357           5,435        85,007
     Line of credit..........................        31,793           2,141               -        33,934
     Demand .................................           275               -               -           275
                                                   --------        --------         -------      --------
                                                     61,283          52,498           5,435       119,216
   Consumer:
     Mortgages (1-4 family residential)......         5,943          22,210          50,979        79,132
     Installment.............................        16,506          40,528          40,916        97,950
     Home equity ............................         3,758          21,869          60,735        86,362
     Credit lines............................         2,132           4,329               -         6,461
                                                   --------        --------        --------      --------
                                                     28,339          88,936         152,630       269,905
                                                   --------        --------        --------      --------
   Total loans ..............................      $181,875        $408,687        $174,732      $765,294
                                                   ========        ========        ========      ========
   Interest rates:
     Predetermined ..........................      $ 49,202        $170,630        $135,504      $355,336
     Floating................................       132,673         238,057          39,228       409,958
                                                   --------        --------        --------      --------
   Total loans ..............................      $181,875        $408,687        $174,732      $765,294
                                                   ========        ========        ========      ========



       During the first nine months of 1994, loans increased $63.9 million from $701.4 million to $765.3 million. At September 30, 1994, loans represented 43% of total deposits and 34% of total assets. The increase in the loan portfolio was due primarily to loans secured by one to four family residential properties (including home equity loans) and loans secured by commercial real estate properties.

       During 1993, loans increased $90.4 million, or 15% from $611.0 million to $701.4 million. The increase was attributable to the stabilization of local economic conditions and real estate market values. The Company has traditionally been an active provider of commercial real estate loans to credit worthy local borrowers, with such loans secured by properties within the Company's primary trade area. These loans generally bear the personal guarantees of the principals involved. At December 31, 1993, $157.5 million, or 54%, of commercial real estate loans (other than construction) were secured by owner-occupied properties.

       Commercial real estate construction loans increased $6.4 million to $45.9 million in 1993, reflecting an improved economy. At December 31, 1993, construction loans for one to four family residential dwellings totaled $4.0 million and construction loans secured by commercial properties amounted to $16.5 million. The balance of $25.4 million was for land development, of which $24.9 million was residential. As of December 31, 1993, there were no concentrations of loans to any one type of industry exceeding 10% of total loans nor were there any loans classified as highly leveraged transactions.

   Non-Performing Loans and Assets

       Total non-performing assets (includes non-performing loans and other real estate and excludes loans past due 90 days or more and still accruing interest) at September 30, 1994 were $23.9 million, or 1.06% of total assets compared to $26.9 million or 1.32% of total assets at December 31, 1993.

       Total non-performing loans (includes non-accrual loans and restructured loans and excludes loans past due 90 days or more and still accruing interest) at September 30, 1994 were $10.7 million or 1.40% of total loans compared to $8.5 million or 1.22% of total loans at December 31, 1993. The Company generally places a loan on non-accrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. Generally loans past due 90 days are placed on non-accrual status, unless the loan is both well secured and in the process of collection. At September 30, 1994, loans past due 90 days or more and still accruing interest amounted to $199 thousand compared to $272 thousand at December 31, 1993. Additional loans considered potential problem loans by the Company's internal loan review department totaling $6.6 million at September 30, 1994 and $7.7 million at December 31, 1993 have been evaluated as to risk exposure in determining the adequacy of the allowance for loan losses.

       Other real estate (ORE) at September 30, 1994 totaled $13.2 million compared to $18.3 million at December 31, 1993. The ORE total of $13.2 million at September 30, 1994 includes $7.2 million, involving 28 parcels of real estate, which the Company actually owns. These properties have been written down to the lower of cost or fair value less disposition costs. The remaining portion of ORE relates to in-substance foreclosures which totaled $6.0 million at September 30, 1994. In-substance foreclosure is an accounting treatment for troubled real estate loans where collateral is considered to be effectively foreclosed or where the borrower has little or no equity in the collateral, sources of repayment depend on the operation or sale of the collateral, and the borrower has abandoned control of the collateral. In some cases, the borrower may retain control of the collateral, but because of financial weakness or economic prospects of the collateral, it is unlikely that the borrower will rebuild equity in the collateral. When the Company identifies a property as in-substance foreclosure, a current appraisal is obtained. Differences between the fair market value and carrying value, if any, are charged to the reserve for loan losses. Lengthy delays in obtaining title and possession of many of the properties involved as in-substance foreclosures are common and have hindered the Company's efforts to expeditiously dispose of problem assets.

       With improved local economic conditions and stabilization in local real estate values, the Company's loan portfolio quality showed improvement in 1993. Non-performing assets at December 31, 1993 were $26.9 million or 1.32% of total assets, compared to $32.4 million or 2.26% of total assets at December 31, 1992.

       Total non-performing loans at December 31, 1993 were $8.5 million compared to $16.3 million a year ago. At December 31, 1993, loans past due 90 days or more and still accruing interest amounted to $272 thousand, down from $1.2 million at December 31, 1992. Additionally, loans considered as potential problem loans ($7.7 million at December 31, 1993 and $7.9 million at December 31, 1992) by the Company's internal loan review department have been evaluated as to risk exposure in determining the adequacy of the allowance for loan losses.

       Other real estate (ORE) at December 31, 1993 totaled $18.3 million, compared to $16.1 million at December 31, 1992. The ORE total of $18.3 million includes $4.5 million, involving 25 parcels of real estate, which the Company actually owns.

       The remaining $13.8 million of ORE at December 31, 1993 related to in-substance foreclosures. Of the $13.8 million in in-substance foreclosures, two parcels of real estate securing two separate loans to one borrowing interest totaled $3.1 million and one parcel of real estate securing one residential tract loan totaled $3.4 million. The remaining $7.3 million of in-substance foreclosures involved 24 borrowers and 30 parcels of real estate. At December 31, 1993, $9.2 million or 34% of non-performing assets were concentrated in loans to four separate borrowers and their related interests, compared to a concentration of $11.4 million or 35% of non-performing assets at December 31, 1992.

       During periods when real estate market values are declining, the Company updates appraisals on loans secured by real estate, particularly those categorized as non-performing loans and potential problem loans. In those instances where updated appraisals reflect reduced collateral values, an evaluation of the borrowers' overall financial condition is made to determine the need, if any, for possible writedowns, appropriate additions to the allowance for loan losses, or treatment as in-substance foreclosures.

       The following summary presents information regarding non-performing loans and assets and loans past due 90 days or more and still accruing interest as of December 31, 1993 through 1989 and as of September 30, 1994.

                                Nine Months
                                   Ended
                               September 30,                    Year Ended December 31,
                               -------------              -----------------------------------------
                                    1994          1993       1992       1991       1990      1989
                                 --------      --------   --------    -------    -------    -------

                                                              (Dollars in Thousands)
   Non-accrual loans (1):
     Commercial............       $ 1,810       $ 2,348    $ 5,943    $ 3,669    $ 3,211    $  906
     Consumer..............         1,629         1,676      1,678      1,778        498       109
     Real estate
       Construction .......           922           866      1,666      3,555      2,282         -
       Mortgage............         5,908         3,482      7,022      6,674      8,045     2,448
                                 --------      --------   --------    -------    -------    -------
   Total non-accrual loans.        10,269         8,372     16,309     15,676     14,036     3,463
                                 --------      --------   --------    -------    -------    -------
   Restructured loans (1):
     Commercial............           157            84          -         37         84        97
     Consumer..............             -             -          -          -          -         -
     Real estate
       Construction........             -             -          -          -          -         -
       Mortgage ...........           280            84          -          -        203       282
                                 --------      --------   --------    -------    -------    -------
   Total restructured loans           437           168          -         37        287       379
                                 --------      --------   --------    -------    -------    -------
   Total non-performing
     loans.................        10,706         8,540     16,309     15,713     14,323     3,842
                                 --------      --------   --------    -------    -------    -------
   Other real estate ......        13,170        18,325     16,102      8,326      3,373       322
                                 --------      --------   --------    -------    -------    -------
   Total non-performing
     assets ...............       $23,876       $26,865    $32,411    $24,039    $17,696    $4,164
                                 ========      ========   ========    =======    =======    =======
   Non-performing assets as
     a percent of total
     assets................          1.06%         1.32%      2.26%      2.26%      1.88%     0.53%
   Non-performing assets
     and loans past due 90
     days or more and still
     accruing interest as a
     percent of total
     assets................          1.07          1.33       2.34       2.33       2.04      0.58
   Loans past due 90 days
     or more and still
     accruing interest.....          $199          $272     $1,202       $787     $1,508      $443

   ----------
   (1) Interest income of approximately $895,000, $639,000, $1,580,000,
       $1,939,000 and $1,948,000 would have been recorded for the nine months ended September 30, 1994 and in 1993, 1992, 1991 and 1990, respectively, on non-performing loans in accordance with their original terms. Actual interest recorded on these loans amounted to

       $209,000 for the nine months ended September 30, 1994, $270,000 in 1993, $513,000 in 1992, $370,000 in 1991 and $878,000 in 1990. In
       1989, the difference between the interest income contractually due on non-performing loans and the interest actually recorded was immaterial.

   Allowance for Loan Losses

       The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Management has established a loan loss reserve which it believes is adequate for estimated losses in its loan portfolio. Based on an evaluation of the loan portfolio, management presents a quarterly review of the loan loss reserve to the Board of Directors, indicating any changes in the reserve since the last review and any recommendations as to adjustments in the reserve. In making its evaluation, management considers the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of non-performing loans and related collateral security, the evaluation of its loan portfolio by the internal loan review department and the annual examination of the Company's financial statements by its independent auditors. Charge-offs occur when loans are deemed to be uncollectible.

       For the first nine months of 1994, net loan chargeoffs totaled $1.9 million or 0.33% of average loans outstanding during the period, compared to $4.5 million or 0.93% of average loans outstanding for the comparable 1993 period. During the first nine months of 1994, the Company recorded provisions of $3.2 million to the allowance for loan losses compared to $4.7 million for the comparable 1993 period. At September 30, 1994, the allowance totaled $11.3 million or 1.48% of total loans and provided coverage for 106% of non-performing loans.

       During 1993, net charge-offs amounted to $5.8 million, or .88% of average loans outstanding for the year, compared to $6.3 million or 1.06% of average loans outstanding for 1992. During 1993, the Company recorded provisions of $6.0 million to the allowance for loan losses compared to $6.3 million for 1992. At December 31, 1993, the allowance aggregated $10.0 million or 1.43% of total loans and provided coverage of 117% of non-performing loans.

       The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data.

                                            Nine Months
                                               Ended
                                           September 30,                 Year Ended December 31,
                                           -------------   ----------------------------------------------------
                                               1994          1993       1992       1991       1990       1989
                                             --------      --------    -------    --------   --------   -------
                                                                 (Dollars in Thousands)
   Balance at beginning of period .....       $10,023       $ 8,839    $ 8,899    $ 6,636    $ 3,787    $2,851
   Provisions charged to operating
     expenses .........................         3,160         5,981      6,286      5,541      5,095     1,385
                                             --------      --------    -------    --------   --------   -------
    Total .............................        13,183        14,820     15,185     12,177      8,882     4,236
   Recoveries of loans previously
     charged-off:
     Commercial .......................            71           213        102        129        107       117
     Consumer..........................            93           295         69         69         67        45
     Real estate ......................             1           112         42          3          6        13
                                             --------      --------    -------    --------   --------   -------
   Total recoveries....................           165           620        213        201        180       175
                                             --------      --------    -------    --------   --------   -------
   Loans charged-off:
     Commercial .......................        (1,285)       (4,337)    (1,997)    (2,034)    (1,124)     (442)
     Consumer..........................          (383)       (1,113)      (788)      (683)      (434)     (149)
     Real estate ......................          (352)         (967)    (3,774)      (762)      (868)      (33)
                                             --------      --------    -------    --------   --------   -------
   Total charged-off...................        (2,020)       (6,417)    (6,559)    (3,479)    (2,426)     (624)
                                             --------      --------    -------    --------   --------   -------
   Net charge-offs.....................        (1,855)       (5,797)    (6,346)    (3,278)    (2,246)     (449)
                                             --------      --------    -------    --------   --------   -------
   Allowance for loan losses acquired
     bank .............................             -         1,000          -          -          -         -
                                             --------      --------    -------    --------   --------   -------
   Balance at end of period............       $11,328       $10,023    $ 8,839    $ 8,899    $  6,636   $3,787
                                             ========      ========    =======    ========   ========   =======
   Net charge-offs as a percentage of
     average loans outstanding.........          0.33%         0.88%      1.06%      0.58%      0.41%     0.10%
   Allowance for loan losses as a
     percentage of year-end loans .....          1.48%         1.43%      1.45%      1.54%      1.20%     0.73%

   Allocation of the Allowance for Loan Losses

       The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future loan losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                                                     December 31,
                     -----------------------------------------------------------------------------------------------------------
                              1993                     1992               1991                1990                  1989
                     ----------------------  -------------------  ------------------- --------------------  --------------------
                                   % of                  % of                % of                 % of                  % of
                     Amount     Gross Loans  Amount  Gross Loans  Amount  Gross Loans  Amount  Gross Loans    Amount  Gross Loans
                     ------     -----------  ------  -----------  ------  ----------- -------  -----------   -------- -----------
                                                                       (Dollars in Thousands)
  Commercial ...     $ 2,008       18%       $2,532       18%     $2,470       20%    $ 1,770       20%       $  937         20%
   Consumer .....      1,983       33         1,373       33       1,507       32         853       31           902         30
   Real Estate...      6,032       49         4,934       49       4,922       48       4,013       49         1,948         50
                     -------      ---        ------      ---      ------      ---      ------      ---        ------        ---
                     $10,023      100%       $8,839      100%     $8,899      100%     $6,636      100%       $3,787        100%
                     =======      ===        ======      ===      ======      ===      ======      ====       =======       ===



   Investment Securities

       The following table summarizes the book value of securities available for sale and securities held for investment by the Company as of the dates shown.

                                           September 30,              December 31,
                                           -------------    -------------------------------
                                               1994           1993        1992        1991
                                           ------------     --------    --------    -------
                                                                 (Dollars in Thousands)
  Securities available for sale ......     $  126,640      $164,620    $309,894    $      -
                                            ==========      ========    ========    =======
   U.S. Government agency
     mortgage-backed obligations ......     $1,131,320      $912,467    $269,479    $313,113
   Obligations of state and political
     subdivisions .....................            404         1,871       5,720       8,723
   Corporate securities................              -             -       2,297       3,006
   Collateralized mortgage obligations.          2,702         5,083      10,588      16,275
   Other...............................         23,047         6,694       5,117       2,029
                                            ----------      --------    ---------   --------
   Securities held for investment......     $1,157,473      $926,115    $293,201    $343,146
                                            ==========      ========    =========   ========



       Consistent with accounting and regulatory pronouncements, the Company has segregated a portion of its investment portfolio as securities available for sale. The balance of the investment portfolio is categorized as securities held to maturity. Investment securities are classified as available for sale if they might be sold in response to changes in interest rates, prepayment risk, the Company's income tax position, the need to increase regulatory capital, liquidity needs or other similar factors. These securities are carried at the lower of cost or market.

   Investment securities are classified as held to maturity when the Company has the intent and ability to hold those securities to maturity.

       The Company's available for sale portfolio reflects those investment securities that have the highest level of prepayment risk within the investment portfolio. The Company's prepayment risk increased during 1992 and 1993 when historically low interest rates resulted in increased prepayments. As a result of the Company's concerns regarding its level of prepayment risk, the Company reclassified a portion of its held to maturity portfolio during the third quarter of 1993. Investment securities were reclassified if they had coupons of 8% or higher, an original maturity of thirty years and were acquired prior to May 1, 1993. In addition, all equity securities owned by the Company are classified as available for sale. All other investment securities are classified as held to maturity since the Company has the intent and ability to hold those securities until maturity.

       The Company's investment portfolio, which includes both the available for sale and held to maturity portfolios, consists almost entirely of U.S. Government agency mortgage-backed obligations. These securities have little, if any credit risk since they are either backed by the full faith and credit of the U.S. Government (GNMAs) or their principal and interest payments are guaranteed by an agency of the U.S. Government (FHLMCs and FNMAs). These investment securities carry fixed coupons whose rate does not change over the life of the securities. Since most securities are purchased at premiums or discounts, their yield will change depending on any change in the estimated rate of prepayments. The Company amortizes premiums and accretes discounts over the estimated average life of the securities. Changes in the estimated average life of the investment portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting the Company's investment yields.

       At September 30, 1994, the average life of the investment portfolio was approximately 7.3 years compared to approximately 4.2 years at December 31, 1993. The lengthening in the average life of the investment portfolio was primarily due to the decreased rate of prepayments caused by the rise in general interest rates during 1994. The Company's investment portfolio did not contain any "high-risk" securities or derivatives as of September 30, 1994 or December 31, 1993.

       The Company accounts for its investment portfolio in accordance with accounting and regulatory pronouncements, including Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Accordingly, the net unrealized losses in the available for sale portfolio at September 30, 1994 of $2.8 million (net of taxes of $1.6 million) were recorded as an adjustment to stockholders' equity as of September 30, 1994. SFAS 115 mandates that investment securities classified as held to maturity be carried at amortized cost. In accordance with SFAS 115, the Company has not recorded the gross pre-tax unrealized losses on its held to maturity portfolio, which amounted to $92.3 million as of September 30, 1994.

       General interest rates have continued to climb subsequent to September 30, 1994. These rate increases have caused a further decline in the market values of the available for sale and held to maturity portfolios. As of November 30, 1994, the unrealized losses in the Company's available for sale portfolio amounted to $4.0 million (net of taxes of $2.2 million) and the gross pre-tax unrealized losses in the Company's held to maturity portfolio amounted to $109.6 million ($68.0 million after taxes). Since the Company has the intent and ability to hold the securities in its held to maturity portfolio until maturity, this unrealized loss will have no impact on its future liquidity, financial condition, results of operations, or capital ratios. The unrealized losses on the Company's held to maturity portfolio are an indication that the yield and interest income on its portfolio are less than the yield and interest income that could be realized if the entire portfolio was reinvested into investment securities at current market rates. The average life of the investment portfolio increased from 7.3 years as of September 30, 1994 to 7.8 years as of November 30, 1994. Further increases in interest rates are not expected to materially change the rate of prepayments or materially extend the average life of the investment portfolio.

       During the first nine months of 1994, new funds (primarily from wholesale sources) were used to increase the Company's securities held to maturity portfolio. For the nine month period, securities available for sale declined $38.0 million from $164.6 million to $126.6 million due primarily to prepayments. Securities held to maturity increased $231.4 million from $926.1 million to $1.2 billion. Total securities increased $193.4 million from $1.1 billion to $1.3 billion.

       For the nine months ended September 30, 1994, the yield on the investment portfolio was 6.29%, a decrease of 8 basis points from 6.37% in fiscal 1993. The purchase of investment securities in the lower interest rate environment in late 1993 and the first quarter of 1994 contributed to the decrease. The increase in interest rates in the second and third quarters of 1994 slowed the rate of prepayments on the mortgage-backed securities portfolio and resulted in increased yields during the latter portion of the nine months ended September 30, 1994. At September 30, 1994, the yield on the investment portfolio was 6.65% as compared to 6.25% at September 30, 1993.

       Total investment securities averaged $883.6 million for 1993, an increase of $387.1 million or 78% over the 1992 average. The growth in the investment portfolio was entirely in U.S. Government agency mortgage-backed obligations which comprised essentially all of the Company's $1.1 billion investment portfolio at December 31, 1993.

       The 1993 yield on the investment portfolio was 6.37%, down 100 basis points from 1992, reflecting the lower interest rate environment. The lower interest rate environment caused an acceleration in the rate of prepayments on the mortgage-backed securities portfolio. The acceleration in prepayments decreased the average life of those securities held in the portfolio during 1993 and was partially responsible for the resultant decrease in the portfolio yield. The average life of the investment portfolio was approximately 4.2 years at December 31, 1993, compared to approximately 3.5 years at December 31, 1992. The average life of the total portfolio increased in spite of the decrease in the average life from accelerated prepayments as new mortgage-backed investment securities purchased during the year were made at longer projected average lives.

       The contractual maturity distribution and weighted average yield of the held to maturity segment of the Company's investment portfolio at September 30, 1994, are summarized in the following table. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has been tax effected on tax-exempt obligations.

                                                                   September 30, 1994
                         -------------------------------------------------------------------------------------------------------
                         Due Under 1 Year     Due 1-5 Years       Due 5-10 Years      Due over 10 Years            Total
                         ----------------    ----------------    ----------------     ------------------     -------------------
                         Amount     Yield    Amount     Yield    Amount     Yield      Amount      Yield      Amount      Yield
                         ------    ------    ------     -----    ------     -----      ------     ------      ------      -----
                                                                 (Dollars in Thousands)
  U.S. Government
     agency mortgage-
     backed
     obligations.....    $    2     13.71%   $19,544     6.60%   $19,081     6.76%   $1,092,693    6.81%    $1,131,320     6.80%
   State and
     municipal bonds.       143     11.87        200    12.27         61    11.09             -       -            404    11.85
   Collateralized
     mortgage
     obligations ....         -         -          -        -          -        -         2,702    9.49          2,702     9.49
   Other securities..     7,832      2.37         10     5.52        995     9.50        14,210    5.94         23,047     4.88
                         ------    -------   -------    ------   -------    ------   ----------    ----     ----------     -----
                         $7,977      2.54%   $19,754     6.66%   $20,137     6.92%   $1,109,605    6.80%    $1,157,473     6.77%
                         ======    =======   =======    ======   =======    ======   ==========    =====    ==========     =====



   Deposits

       Total average deposits for the nine months ended September 30, 1994 were $1.8 billion, up $216.1 million, or 14% over total average deposits for 1993. Deposit growth during the first nine months of 1994 was largely from the public sector.

       For the first nine months of 1994, the total deposit cost was 2.29% as compared to 2.61% for 1993. The decrease resulted from lower funding costs of the Company's core deposit base due to market interest rates.

       Total deposits averaged $1.6 billion for 1993, an increase of $348.4 million or 29% above the 1992 average. The growth in 1993 included the acquisition of $254.9 million of deposits in the third quarter. See Note 2 of the Company's Notes to Consolidated Financial Statements which appear elsewhere in this Prospectus. The Company remains a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. Core deposits consist of all deposits other than certificates of deposit, retail and public, in excess of $100 thousand. Of the $409.3 million increase in total deposits at year end 1993, $396.3 million or 97% were in the various core deposit categories. The average balance of non-interest bearing demand deposits was $239.0 million, a $48.5 million or 25% increase of the average balance for 1992. The average total balance of passbook and statement savings accounts increased $105.6 million, or 31% compared to the prior year. The average balance of interest-bearing demand accounts (money market and NOW accounts) for 1993 was $381.8 million, a $73.7 million or 24% increase over the average balance for the prior year. The average balance of time deposits for 1993 was $480.3 million or 34% greater than the average balance for 1992.

       During 1993, the cost of funds of all deposit categories declined as a result of the significantly lower level of interest rates. The cost of all interest-bearing liabilities declined 87 basis points from 4.01% to 3.14% and the total cost of funds (which includes non-interest-bearing liabilities) declined 68 basis points from 3.46% to 2.78%.

       The Company believes that its record of sustaining core deposit growth is reflective of the Company's retail approach to banking which emphasizes a combination of free checking accounts (subject to a small minimum balance requirement) convenient branch locations, extended hours of operation, quality service, and active marketing.

       The average balances and weighted average rates of deposits for each of the years 1993, 1992 and 1991 and for the third quarter of 1994 are presented below.

                                 Nine Months Ended                            Years Ended December 31,
                                   September 30,
                               ---------------------    ---------------------------------------------------------------------
                                       1994                     1993                     1992                    1991
                               ---------------------    ----------------------   ---------------------   --------------------
                                Average      Average     Average      Average     Average      Average    Average     Average
                                Balance       Rate       Balance       Rate       Balance       Rate      Balance      Rate
                               ---------    ---------   --------     ---------    --------     -------    -------      -------
   Demand Deposits:                                                (Dollars in Thousands)
   Non-interest bearing....    $  300,118      -  %     $  238,972      -  %     $  190,499      -  %     $156,665      -  %
     Interest bearing
       (money market and
       N.O.W. accounts) ...       467,600     1.99         381,843     2.22         308,114     3.07       253,753     4.65
   Savings deposits........       513,322     2.31         446,013     2.71         340,454     3.81       213,053     5.29
   Time deposits ..........       482,140     4.00         480,264     4.11         359,657     4.99       294,170     6.79
                               ----------     ----      ----------     ----      ----------     ----      --------     ----
   Total deposits..........    $1,763,180               $1,547,092               $1,198,724               $917,641
                               ==========               ==========               ==========               ========



       The remaining maturity of certificates of deposit for $100,000 or more as of December 31, 1993, 1992 and 1991 and as of September 30, 1994, is presented below.

                              September 30,             December 31,
                              -------------     -----------------------------
                                   1994          1993       1992       1991
                              -----------      ---------  --------   --------
                                           (Dollars in Thousands)
   Maturity
   3 months or less .......      $ 92,788      $125,430   $103,053    $36,440
   3 to 6 months...........        24,458         6,754     11,402      7,996
   6 to 12 months .........         4,270         4,762      9,448      5,939
   Over 12 months .........           676           600        667        363
                                 --------      ---------  --------    --------
    Total .................      $122,192      $137,546   $124,570    $50,738
                                 ========      =========  ========    ========



   Interest Rate Sensitivity and Liquidity

       An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP"). Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates.

       A company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-bearing assets also maturing or repricing within that time period. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, the Company's GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income.

       The following table illustrates the GAP position of the Company as of September 30, 1994.

                                                                September 30, 1994
                                           ------------------------------------------------------------
                                                        91-180    181-365     1-5     Beyond
                                           1-90 Days     Days      Days      Years    5 Years    Total
                                           ---------   --------   -------   ------   ---------  --------
                                                              (Dollars in Millions)
   Rate Sensitive:
  Interest-earning assets ..........
       Loans ..........................     $  410      $  12      $  22     $ 169    $  143     $  756
       Investment securities...........         29         21         42       287       905      1,284
       Federal funds sold..............          6          -          -         -         -          6
                                            -------     ------     ------    ------    -----     ------
     Total interest-earning assets ....        445         33         64       456     1,048      2,046
                                            -------     ------     ------    ------    -----     ------
     Interest-bearing liabilities
       Deposits
         Transaction accounts..........        594          -          -         -       396        990
         Time..........................        181         85         85        98        19        468
       Other borrowed money............        324          -          -         -         -        324
       Long-term debt..................          -          -          -         -        23         23
                                            -------     ------     ------    ------    -----     ------
   Total interest-bearing liabilities .      1,099         85         85        98       438      1,805
                                            -------     ------     ------    ------    -----     ------
   Period GAP .........................       (654)       (52)       (21)      358       610     $  241
                                            -------     ------     ------    ------    -----     ------
   Cumulative GAP......................     $ (654)     $(706)     $(727)    $(369)   $  241
                                            =======     ======     ======    ======    ======



       Management believes that the simulation of net interest income in different interest rate environments provides a more meaningful measure of interest rate risk. Income simulation analysis captures not only the potential of all assets and liabilities to mature or reprice, but also the probability that they will do so. Income simulation also attends to the relative interest rate sensitivities of these items, and projects their behavior over an extended period of time. Finally, income simulation permits management to assess the probable effects on the balance sheet not only of changes in interest rates, but also of proposed strategies for responding to them.

       The Company's income simulation model analyzes interest rate sensitivity by projecting net interest income over the next twelve months in a flat rate scenario. The flat rate model projects growth in the Company's deposit base and its loan portfolio. The flat rate model also projects the mix of accounts within the loan portfolio and deposit base. In addition to projecting the mix of accounts within the loan portfolio and deposit base, the Company must also make certain assumptions regarding the movement of the rates on its assets and liabilities, especially its deposit rates. Based on historical data prior to 1994, the Company determined that the interest rates on its transaction accounts moved at approximately 60% of the movement in the federal funds rate (one of the base rates against which the Company measures the movement of its deposit rates). Therefore, the Company has historically included 60% of its transaction accounts in the 1-90 day category within its GAP table.

       The Company's deposit rates are influenced by the deposit rates paid by its local competition. The Company's continuing ability to attract core deposits and the lack of competitive pressures to increase the deposit rates allowed the Company to maintain lower deposit rates throughout 1994. During 1994, the interest rates on transaction accounts moved at less than 5% of the movement in the federal funds rate. The Company is unable to determine whether the relationships that existed in 1994 will continue. As a result, the more conservative longer-term historical trends rather than the 1994 trends have been utilized. The Company's projections include 60% of its transaction accounts in the 1-90 day category and the balance in the Beyond 5 Years category. The Company continues to monitor these relationships.

       The Company projects net interest income in a rising rate scenario of 300 basis points over a twelve month period as well as a 100 basis point decline during this same period. The Company then determines its interest rate sensitivity by calculating the difference in net interest income in the rising and declining scenarios versus the flat rate scenario. The Company's Asset Liability Committee ("ALCO") has determined that in the current economic environment, a 10% decrease in net interest income over a one year period is an acceptable level of interest rate risk.

       Based on its interest rate sensitivity analysis prepared as of November 30, 1994, it is projected that net interest income would be reduced by approximately 7.5%, as a result of a 300 basis point increase in general market interest rates. A 100 basis point decline in general market interest rates would not have a material effect on projected net interest income.

       The income simulation model estimates the interest rate sensitivity of the entire balance sheet. As hereinafter discussed, since the fourth quarter of 1993 the Company has increased its short-term borrowings which consists primarily of securities under agreement to repurchase. The proceeds were initially invested in the Company's investment portfolio. The cash flow from the investment portfolio as well as all other sources available to the Company was then redirected to fund the Company's loan portfolio growth. During the nine months ended September 30, 1994, the average rate on the Company's repurchase agreements was 4.04%. The average interest rate on the Company's earning assets was 7.11%. Recent rises in short-term interest rates have increased the cost of the repurchase agreements.

       Utilization of repurchase agreements is part of the Company's overall balance sheet management. The effect of the increased cost of the repurchase agreements has been reduced by the increase in the investment portfolio yield, as a result of decreased prepayments, and the increase in the loan yield, caused by increases to the prime interest rate.

       The effect of the decrease in net interest income as a result of rising interest rates is also expected to be reduced by the increase in net interest income resulting from an increase in the Company's core deposit base. For the five-year period ended December 31, 1993, the

   Company's deposits have grown at an average annual rate of 23% per year. The Company expects that continued core deposit growth will result in additional net interest income that will also decrease the impact from the increase in the repurchase agreement rate. In the event the model indicates an unacceptable level or risk, the Company could undertake a number of actions that would reduce this risk, including the sale of a portion of its available for sale portfolio, the use of risk management strategies such as interst rate swaps, or the extension of the maturities of its short-term borrowings.

       Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other borrowing needs, to maintain reserve requirements and to otherwise operate the Company on an ongoing basis. The Company's liquidity needs are primarily met by growth in core deposits, its cash and federal funds sold position, cash flow from its amortizing investment and loan portfolios as well as the increased use of securities sold under agreement to repurchase. The Company expects deposits generated by branch expansion to have a positive impact on its liquidity position in 1995. For the nine months ended September 30, 1994, the Company had net cash from operating activities of $60.8 million, net cash used by investing activities of $285.6 million, and net cash provided by financing activities of $213.9 million. Repayments in the investment portfolio were used to fund growth in the loan portfolio and were also reinvested in securities held for investment. The purchase of securities held for investment was also funded by growth in deposits, increased borrowings by securities sold under agreement to repurchase, and proceeds from the sale of mortgages held for sale. The $906 thousand cash flow deficit from operating activities in 1993 resulted primarily from a $113.6 million use of cash for the origination of mortgages held for sale. This was a temporary situation caused by a backlog of sales due to the high level of mortgage refinancing in the fourth quarter of 1993. The remaining mortgages were sold in the first quarter of 1994. The $2.3 million cash flow deficit from operating activities in 1992 resulted primarily from an $8.0 million increase in assets acquired in foreclosure.

   Short-Term Borrowings

       Short-term borrowings consist primarily of securities sold under agreement to repurchase. These borrowings were used as an additional source of funding for the investment portfolio and to fund loan growth during the first nine months of 1994. At September 30, 1994, short-term borrowings aggregated $324.4 million and had an average rate of 4.81%. As of December 31, 1993, the securities sold under agreement to repurchase amounted to $135.0 million and had an average rate of 3.44%.

   Long-Term Debt

       A $23 million public offering of capital-qualifying 8.375% subordinated debt was completed in July 1993. Proceeds from this debt offering were earmarked for general corporate purposes, including additional capitalization of existing banking subsidiaries and possible acquisitions.

   Stockholders' Equity and Dividends

       At September 30, 1994, stockholders' equity totaled $109.5 million or 4.89% of total assets compared to $99.2 million or 4.88% of total assets at December 31, 1993.

       At December 31, 1993, stockholders' equity totaled $99.2 million, up $17.3 million or 21% over stockholders' equity of $81.9 million at December 31, 1992. This increase was primarily due to a significant improvement in earnings for the year. Stockholders' equity as a percent of total assets at December 31, 1993 and December 31, 1992 was 4.88% and 5.75%, respectively.

       Effective December 31, 1992, risk-based capital standards issued by bank regulatory authorities in the United States were fully implemented. These capital standards attempt to relate a banking company's capital to the risk profile of its assets and provide the basis for which all banking companies and banks are evaluated in terms of capital adequacy. The risk-based capital standards require all banks to have Tier 1 capital of at least 4% and total capital, including Tier 1 capital, of at least 8% of risk-adjusted assets. Tier 1 capital includes common stockholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. Total capital may be comprised of limited life preferred stock, qualifying subordinated debt instruments, and the reserve for possible loan losses.

       Banking regulators have also issued leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted average assets. The risk-based capital and leverage requirements replaced the primary capital and total capital guidelines used previously. The table below provides a comparison of the Company's risk-based capital ratios and leverage ratio to the minimum regulatory requirements for the periods indicated.

                                                                                      Minimum Regulatory
                                           September 30,        December 31,             Requirements
                                           -------------      -----------------       -------------------
                                               1994           1993        1992        1993         1992
                                           -------------      -----       ------      -----        ------
   Risk-Based Capital Ratios:
     Tier 1 ...........................         9.94%         9.16%       9.66%       4.00%        4.00%
     Total. ...........................        13.17         12.44       10.75        8.00         8.00
   Leverage capital....................         4.67          4.53        5.53      3.00-5.00    3.00-5.00

       The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which became law in December of 1991 and required each federal Banking agency including the Board of Governors of the Federal Reserve System ("FRB"), to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. This law also requires each federal Banking agency, including the FRB, to specify, by regulation, the levels at which an insured institution would be considered "well capitalized,"

   "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." At September 30, 1994, each of its banking subsidiaries met the regulatory definition of a "well capitalized" financial institution, i.e., a leverage capital ratio exceeding 5%, and a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%. The Company's consolidated capital levels at September 30, 1994 meets the regulatory definition of "adequately capitalized".

   Results of Operations - 1992 Versus 1991

       Earnings for 1992 were $10.0 million compared to $6.0 million in 1991. Earnings per common share was $1.25 for 1992 compared to earnings of $.82 for the prior year.

       Net interest income on a tax-equivalent basis for 1992 amounted to $52.1 million, an increase of $12.9 million, or 33% over 1991.

       Interest income on a tax-equivalent basis increased $10.3 million or 13% to $92.5 million in 1992. This increase was entirely related to volume increases in investment securities which more than offset the effect of lower interest rates prevalent during 1992. The loss of income on loans carried in non-accrual status affected interest income for 1992. Interest expense for 1992 declined $2.6 million to $40.4 million from $43.0 million in 1991. This 6% decrease was attributable to lower interest rates which offset the significant volume increases in deposits during 1992.

       The provision for loan losses was $6.3 million in 1992 compared to $5.5 million in the prior year. The increase in the provision for loan losses was associated with the increase in non-performing loans, the weakened real estate sector, and the continuing recessionary economy.

       Non-interest income for 1992 totaled $12.1 million, a decrease of $2.0 million or 14% from $14.1 million in 1991. Included in non-interest income for 1991 were investment securities and equity securities transactions and a gain from the sale of the Company's merchant credit operations. Excluding these items, non-interest income would have increased $1.9 million or 19% compared to 1991. A comparison to the prior year of the non-interest income categories follows below.

       Deposit charges and service fees increased $1.7 million, or 21%, to $9.9 million in 1992. This increase was spread among various types of personal and business demand accounts and was attributable to the significant increase in the number of accounts and in increased deposit account transaction volume.

       Other operating income rose $206 thousand, or 12%, to $2.0 million in 1992. Net investment securities gains of $249 thousand were recognized in 1992 compared to net gains of $3.3 million in 1991. Securities sales for 1992 were limited to equity issues.

       Non-interest expenses totalled $42.9 million for 1992, an increase of $4.0 million, or 10% over 1991. This modest increase was accomplished despite a deposit increase of $348.5 million and reflects management's continued efforts to efficiently leverage the Company's overhead expense base. Progress toward this objective would have been more evident except for expenses related to a higher level of non-performing assets. A comparison to the prior year of the non-interest expense categories is described below.

       Salary expenses of $13.9 million for 1992 were $737 thousand or 6% higher than 1991. This increase was mainly a result of additional staffing in the loan department areas.

       Employee benefits for 1992 totalled $3.8 million, an increase of $345 thousand or 10% over 1991. This increase was mainly due to increased medical insurance costs, payroll taxes, and other employee benefits.

       Occupancy expenses amounted to $5.3 million for 1992, an increase of $486 thousand or 10% compared to 1991. This increase was due to added facilities and related rent, utilities and maintenance costs.

       Furniture and equipment expenses of $4.9 million for 1992 were $543 thousand or 12% higher than 1991. This increase was due to increased costs of maintenance and repairs, and depreciation.

       Office expenses of $3.4 million were $117 thousand or 4% greater than 1991. This increase was due to increased costs of stationery, supplies and telecommunications.

       Audit and regulatory fees and assessments totalled $3.0 million for 1992, an increase of $730 thousand or 33% over 1991. This increase was primarily due to increased federal deposit insurance premiums.

       Marketing expense amounted to $1.1 million for 1992, an increase of $71 thousand or 7% over 1991.

       Other real estate expenses including provisions totaled $2.0 million for 1992, an almost threefold increase over the $754 thousand in 1991. This increase was attributable to expenses related to a higher level of other real estate and loans categorized as in-substance foreclosures.

       Other non-interest expenses totaled $5.6 million for 1992, a decline of $310 thousand or 5% from 1991. This decline was the result of lower provisions for miscellaneous non-credit-related losses.

                                   MANAGEMENT

   Directors and Executive Officers

       The executive officers of the Company and its banking subsidiaries and the directors of the Company, as of September 30, 1994, are set forth below.

                                  Position with the Company, Commerce NJ,
                                      Commerce PA, and Commerce Shore;
            Name          Age               Principal Occupation
           ------         ---    ------------------------------------------

   Vernon W. Hill, II     49   Chairman and President of the Company since
                               1982; Chairman and/or President of Commerce NJ since 1973; Chairman of Commerce PA from June
                               1984 to June 1986 and from January 1987 to present; Chairman of Commerce Shore since
                               1989.



   C. Edward Jordan, Jr.  51   Executive Vice President and Director of the
                               Company since 1982; Executive Vice President and Director of Commerce NJ since 1974.

   Peter M. Musumeci, Jr. 44   Executive Vice President and Senior Credit
                               Officer since 1986 and Treasurer and Assistant
                               Secretary since 1984 of the Company; Executive
                               Vice President of Commerce NJ since 1986;
                               Director of Commerce PA since 1987 and
                               Commerce Shore since 1989.

   Robert D. Falese, Jr.  47   Executive Vice President and Senior Loan
                               Officer of Commerce NJ since 1992. From 1990 to 1992, Mr. Falese was President and Chief
                               Executive Officer of Sterling Bank, Mount
                               Laurel, New Jersey. Prior thereto, Mr. Falese was an Executive Vice President and Senior
                               Lending Officer at the Fidelity Bank,
                               Philadelphia, Pennsylvania for more than five years.

   David Wojcik           41   Senior Vice President of the Company since
                               1988. Prior thereto, Mr. Wojcik was a Senior
                               Bank Examiner with the OCC for more than five years.

   Dennis M. DiFlorio     40   Senior Vice President of Commerce NJ since
                               1988. Prior thereto, Mr. DiFlorio was Division
                               Manager at Mellon Bank (East), Philadelphia,
                               Pennsylvania for more than five years.

                                  Position with the Company, Commerce NJ,
                                      Commerce PA, and Commerce Shore;
            Name           Age              Principal Occupation
            ----           ---   ------------------------------------------

   Robert C. Beck          59  Secretary and Director of the Company since
                               1982; Secretary and Director of Commerce NJ since 1973. Mr. Beck has been a partner in the law firm of Parker, McCay & Criscuolo,
                               Marlton, New Jersey since 1987.

   David Baird, IV         57  Director of the Company and Commerce NJ since
                               1988. Mr. Baird has been President of
                               Haddonfield Lumber Company, Inc., Cherry Hill,
                               New Jersey since 1962.

   Jack R Bershad          64  Director of the Company and Commerce NJ since
                               1987 and Commerce PA since 1984. Mr. Bershad has been a partner in the law firm of Blank, Rome, Comisky & McCauley, Philadelphia,
                               Pennsylvania and Cherry Hill, New Jersey, since 1964 and its Chairman since 1990.

   Morton N. Kerr          63  Director of the Company since 1982 and
                               Commerce NJ since 1973. Mr. Kerr has been
                               President of Markeim-Chalmers, Inc., Realtors,
                               Camden and Marlton, New Jersey, since 1965.

   Steven M. Lewis         44  Director of the Company and Commerce NJ since
                               1988 and Commerce PA since 1984. Mr. Lewis has been President of U.S. Restaurants, Inc., Blue
                               Bell, Pennsylvania since 1985.

   Daniel J. Ragone        67  Director of the Company since 1982 and
                               Commerce NJ since 1981. Mr. Ragone has been
                               Chairman of the Board and President of Raible, Lacatena & Beppel, C.P.A., Haddonfield, New
                               Jersey, or its predecessor firms, since 1960.

   Joseph T. Tarquini, Jr. 58  Director of the Company since 1982 and
                               Commerce NJ since 1973. Mr. Tarquini has been President of The Tarquini Organization, A.I.A., Camden, New Jersey, since 1980.

   Stock Ownership

       As of September 30, 1994, all directors and executive officers of the Company, as a group, beneficially owned 1,398,727 shares of Common Stock (including 415,429 shares of Common Stock issuable upon the exercise of stock options granted to directors and executive officers of the Company under the Company's Stock Option Plans) and 5,911 shares of the Company's Series C ESOP Cumulative Convertible Preferred Stock, which are currently convertible into approximately 7,921 shares of Common Stock. "Beneficial Ownership" has been determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission and, accordingly, may include securities owned by or for, among others, the wife and/or minor children of the individual and any other relative who has the same residence as such individual as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after September 30, 1994.

                     COMMON STOCK AND DIVIDEND INFORMATION

       The Company's common stock is listed on the Nasdaq National Market ("NNM") under the symbol "COBA". The quarterly market price ranges and dividends declared per common share for each of the last three years are shown in the table below. On January 19, 1995, the last sale price of the Common Stock as reported on the NNM was $17.50. The prices and dividends per share have been adjusted to reflect common stock dividends of 5% with record dates of January 2, 1995, January 31, 1994, February 5, 1993 and January 31, 1992. As of September 30, 1994, there were approximately 3,700 holders of record of the Company's Common Stock.

                                                                   Cash
                                               Sales Prices      Dividends
                                             ---------------    ----------
                                              High      Low      Per Share
                                             ------    ------    ---------
   1994 Quarter Ended
     March 31............................    $16.42    $14.06     $.1361
    June 30 .............................     18.58     14.77      .1429
    September 30 ........................     22.63     17.86      .1548
    December 31..........................     20.47     16.42      .1548

   1993 Quarter Ended
     March 31 ...........................     15.42     12.31      .1079
    June 30 .............................     15.88     14.06      .1133
    September 30 ........................     16.09     14.06      .1133
    December 31 .........................     16.09     14.06      .1133

   1992 Quarter Ended
     March 31 ...........................     12.31      8.02      .0925
    June 30 .............................     11.88      8.64      .0971
    September 30 ........................     11.88      9.17      .0971
    December 31 .........................     13.39     10.58      .0971

       The Company has historically paid cash dividends on its Common Stock and currently intends to continue to pay such dividends on a quarterly basis in the foreseeable future. However, because the ability to pay dividends depends upon a number of factors, including those stated below, there can be no assurance that dividends will be paid in the future.

       Commerce NJ, Commerce PA and Commerce Shore, as national banks, are subject to certain limitations on the amount of cash dividends that they can pay. As of September 30, 1994, Commerce NJ had approximately $21.7 million legally available for the payment of dividends, Commerce Shore has approximately $3.3 million legally available for the payment of dividends, and Commerce PA had approximately $2.2 million available for the payment of dividends.

       Subject to such preferences, limitations and relative rights as may be fixed for any series of preferred stock that may be issued, including the Series C ESOP Cumulative Convertible Preferred Stock of the Company which is presently outstanding, the holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. See "Description of Capital Stock."

       The Company offers a Dividend Reinvestment and Stock Purchase Plan by which dividends on the Company's Common Stock and optional cash payments of up to $5,000 per quarter may be invested in Common Stock at a 3% discount to the market price and without payment of brokerage commissions.

                          DESCRIPTION OF CAPITAL STOCK

       The following statements are summaries of certain provisions of the Company's capital stock and are qualified in their entirety by reference to the complete text of the Company's Restated Certificate of Incorporation (the "Restated Certificate"), copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

       Under the Company's Restated Certificate, the Company is authorized to issue 20,000,000 shares of Common Stock, par value $1.5625 per share, and 5,000,000 shares of Preferred Stock, without par value. As of September 30, 1994, there were 8,870,476 shares of the Company's Common Stock issued and 417,000 shares of Series C ESOP Cumulative Convertible Preferred Stock issued.

       Under the Company's Restated Certificate, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of the preferred stock in one or more series, with such designations, number of shares, relative rights, preferences and limitations as shall be set forth in resolutions providing for the issuance thereof adopted by the Board of Directors.

   Common Stock

       Voting Rights. Holders of Common Stock are entitled to one vote for each share held and have no cumulative voting rights.

       Dividends. Subject to such preferences, limitations and relative rights as may be fixed for any series of preferred stock that may be issued, including the Series C ESOP Cumulative Convertible Preferred Stock, holders of Common Stock are entitled to receive such dividends,when, as and if declared by the Board of Directors out of funds legally available therefor.

       Under the New Jersey Business Corporation Act, the Company may pay dividends only if the payment thereof would allow the Company to pay its debts as they become due in the usual course of business and the Company's total assets would not be less than its total liabilities.

       Cash available for dividend distribution to the holders of the Company's Common Stock and preferred stocks, including the presently outstanding shares of Series C ESOP Cumulative Convertible Preferred Stock, must initially come from dividends paid to the Company by Commerce, NJ, Commerce PA and Commerce Shore. Accordingly, restrictions on Commerce NJ's, Commerce PA's and Commerce Shore's cash dividend payments directly affect the payment of cash dividends by the Company. See "Common Stock and Dividend Information."

       Liquidation. In the event of liquidation, after payment of or provision for all debts and liabilities and subject to the rights of any series of preferred stock which may be outstanding, including Series C ESOP Cumulative Convertible Preferred Stock, the holders of Common Stock would share pro rata in all assets distributable to shareholders in respect of shares held by them.

       Preemptive Rights. Holders of Common Stock have no preemptive rights.

       Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is The Bank of New York.

   Series C ESOP Cumulative Convertible Preferred Stock

       The Series C ESOP Cumulative Convertible Preferred Stock is only issuable to a trustee acting on behalf of a Company employee benefit plan, and in the event any shares are transferred, they are automatically converted into Common Stock as provided in the conversion provisions. The Series C ESOP Cumulative Convertible Preferred Stock ranks senior to the Common Stock as to the payment of dividends and the liquidation of the Company. Holders of Series C ESOP Cumulative Convertible Preferred Stock are entitled to one vote for each full share of Common Stock into which it is convertible on the record date for such vote and have no cumulative voting rights. Except as otherwise required by law, the holders of Series C Cumulative Convertible Preferred Stock shall vote together with the holders of Common Stock and not as a separate class. Holders of Series C ESOP Cumulative Convertible Preferred Stock are entitled to cumulative dividends accruing from the date of issue when, as and if declared by the Board of Directors out of funds legally available therefore at the annual rate of $1.35 per share. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Company, the holders of the Series C ESOP Cumulative Convertible Preferred Stock are entitled to receive, out of the assets of the Company legally available for distribution to its shareholders, the amount of $18.00 in cash for each share of Series C ESOP Cumulative Convertible Preferred Stock, plus an amount equal to all dividends accrued and unpaid on each such share up to the date fixed for distribution, before any distribution may be made to the holders of the Common Stock or any other class of capital stock ranking junior to the Series C ESOP Cumulative Convertible Preferred Stock as to dividends or other distributions. The Series C ESOP Cumulative Convertible Preferred Stock is redeemable in whole or in part, at the option of the Company, at $18.97 per share beginning January 15, 1994 hereafter declining to $18.00 per share on or after January 15, 1999 plus in each case any accumulated and unpaid dividends to the date fixed for redemption. Any time prior to redemption, shares of Series C ESOP Cumulative Convertible Preferred Stock are convertible at the option of the holders thereof into Common Stock at the current conversion rate of 1.3401 shares of the Common Stock for each share of Series C ESOP Cumulative Convertible Preferred Stock. The conversion rate is subject to adjustment in certain events.

   "Anti-Takeover" Provisions and Management Implications

       The Restated Certificate requires the affirmative vote of the holders of at least 80% of the outstanding capital stock of the Company entitled to vote thereon in order to permit the consummation of any of the following transactions: (i) any merger or consolidation of the Company with or into any other corporation; or (ii) any sale, lease, exchange or other disposition of all of the assets of the Company to or with any other corporation, person or other entity. The 80% voting requirement would not, however, apply to any transaction approved by the Board of Directors of the Company prior to the consummation thereof. The Restated Certificate also provides for the issuance of up to 5,000,000 shares of preferred stock, the rights, preferences and limitations of which may be determined by the Board of Directors of the Company.

       The provisions in the Restated Certificate relating to the 80% voting requirements and issuance of preferred stock may have the effect not only of discouraging tender offers or other stock acquisitions but also of deterring existing stockholders from making management changes. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to secure a majority of outstanding voting stock. Similarly, absent the 80% voting requirement provision relating to mergers and dispositions of assets, the transactions described above could be consummated upon the favorable vote of the holders of a majority of the votes cast by holders of shares entitled to vote thereon.

       These provisions may enhance the possibility that a potential bidder for control of the Company will be required to act through arms-length negotiation with respect to such major transactions as a merger, consolidation or purchase of substantially all of the assets of the Company. Such provisions may also have the effect of discouraging tender offers or other stock acquisitions, giving management of the Company power to reject certain transactions which might be desired by the owners of a majority of the Company's voting securities. These provisions could also be deemed to benefit incumbent management to the extent they deter such offers by persons who would wish to make changes in management or exercise control over management. The Board of Directors of the Company does not presently know of a third party that plans to make an offer to acquire the Company through a tender offer, merger or purchase of substantially all the assets of the Company.

                           SUPERVISION AND REGULATION

   The Company

       The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"), and is therefore subject to regulation by the Board of Governors of the Federal Reserve System ("FRB").

       Under the Holding Company Act, the Company is required to secure the prior approval of the FRB before it can merge or consolidate with any other bank holding company or acquire all or substantially all of the assets of any bank or acquire direct or indirect ownership or control of any voting shares of any bank that is not already majority owned by it, if after such acquisition it would directly or indirectly own or control more than 5% of the voting shares of such bank. The Holding Company Act currently also prohibits the acquisition, directly or indirectly, by the Company of voting shares of, or interests in, or all or substantially all of the assets of, any bank located outside the State of New Jersey in a transaction requiring FRB approval unless an acquisition is specifically authorized by the laws of the state in which such bank is located. See "Recent Legislation."

       The Company is generally prohibited under the Holding Company Act from engaging in, or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such a determination, the FRB considers whether the performance of these activities by a bank holding company can reasonably be expected to produce benefits to the public which outweigh the possible adverse effects. The FRB has by regulation determined that certain activities are closely related to banking within the meaning of the Holding Company Act. These activities include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; and certain stock brokerage and investment advisory services.

       In addition, under the Holding Company Act, the Company is required to file periodic reports of its operations with, and is subject to examination by, the FRB.

       The Company is under the jurisdiction of the Securities and Exchange Commission and various state securities commissions for matters relating to the offering and sale of its securities and is subject to the Securities and Exchange Commission's rules and regulations relating to periodic reporting, reporting to shareholders, proxy solicitation and insider trading.

       The Company, as an affiliate of Commerce NJ, Commerce PA and Commerce Shore within the meaning of the Federal Reserve Act, is subject to certain restrictions under the Federal Reserve Act regarding, among other things, extensions of credit to it by Commerce NJ, Commerce PA and Commerce Shore, and the use of the stock or other securities of the Company as collateral for loans by Commerce NJ, Commerce PA and Commerce Shore to any borrower. Further, under the Federal Reserve Act and the FRB regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with extensions of credit or provisions of property or services. These so-called "anti-tie-in provisions" generally provide that a bank may not extend credit, lease or sell property or furnish any service, or fix or vary the consideration for any of the foregoing, to a customer on the condition or requirement that the customer provide some additional credit, property or service to (or obtain the same from) the bank, the bank's holding company or any other subsidiary of the bank's holding company, or on the condition or requirement that the customer not obtain other credit, property or services from a competitor of the bank, the bank's holding company or any subsidiary of the bank's holding company.

       New Jersey has enacted legislation (the "New Jersey Law") which permits bank holding companies in New Jersey to acquire banks and bank holding companies located outside the State of New Jersey. The New Jersey Law also permits bank holding companies located in any state which has legislation reciprocal with New Jersey to acquire control of banks and bank holding companies located in New Jersey. The following states, among others, have been determined by the New Jersey State Department of Banking to have legislation reciprocal with New Jersey: New York, Pennsylvania and Delaware. All interstate acquisitions involving New Jersey banks or bank holding companies require the prior approval of the New Jersey Department of Banking.

       Pennsylvania law allows bank holding companies located outside the Commonwealth of Pennsylvania to acquire Pennsylvania banks and bank holding companies, if the state in which the acquiror is located grants reciprocal acquisition rights to Pennsylvania bank holding companies. All interstate acquisitions involving Pennsylvania banks or bank holding companies require the prior approval of the Pennsylvania Department of Banking.

   Commerce NJ, Commerce PA and Commerce Shore

       Commerce NJ, Commerce PA and Commerce Shore, as national banks, are subject to the National Bank Act. Each is also subject to the supervision of, and is regularly examined by, the Office of the Comptroller of the Currency ("OCC") and is required to furnish quarterly reports to the OCC. The approval of the OCC is required for the establishment of additional branch offices by any national bank, subject to applicable state law restrictions. Under present New Jersey law, Commerce NJ and Commerce Shore would be permitted to operate offices at any location in New Jersey which is approved by the OCC. Under present Pennsylvania law, Commerce PA would be permitted to operate offices within any county in Pennsylvania, subject to the prior approval of the OCC. Present law generally forbids branching across state lines.

       Under the Community Reinvestment Act, as amended ("CRA"), as implemented by OCC regulations, a bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with CRA. CRA requires the OCC to assess an institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA requires public disclosure of an institution's CRA rating and requires that the OCC provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. An institution's CRA rating is considered in determining whether to grant charters, branches and other deposit facilities, relocations, mergers, consolidations and acquisitions. Performance less than satisfactory may be the basis for denying an application. In addition, under applicable regulations a bank having a less than satisfactory rating is not entitled to participate on the bid list for RTC and FDIC offerings. In 1994, Commerce NJ and Commerce PA each received a "needs to improve" rating, which is the rating immediately below "satisfactory." Since the banks' receipt of the "needs to improve" ratings seven branch applications have been approved by the OCC of which five were opened in 1994 and the balance of which are scheduled to open in 1995. Continued "needs to improve" ratings could have an effect on the ability of either bank to expand in the future. The Company has taken steps to improve each bank's performance under CRA including strengthening its ongoing commitment to small business lending and expanding its commitment to specialized lending to low and moderate income areas within the Company's market areas. While the Company believes that its efforts will be successful in raising each bank's CRA rating, there can be no assurances that the Company's efforts will be successful and that either rating will improve. The OCC is currently performing a regularly scheduled Consumer Compliance and CRA examination of each bank.

       Commerce NJ, Commerce PA and Commerce Shore are members of the FDIC and members of the FRB and, therefore, are subject to additional regulation by these agencies. Some of the aspects of the lending and deposit business of Commerce NJ, Commerce PA and Commerce Shore which are regulated by these agencies include personal lending, mortgage lending and reserve requirements. The operations of Commerce NJ, Commerce PA and Commerce Shore are also subject to numerous federal, state and local laws and regulations which set forth specific restrictions and procedural requirements with respect to interest rates on loans, the extension of credit, credit practices, the disclosure of credit terms and discrimination in credit transactions.

       Commerce NJ, Commerce PA and Commerce Shore are subject to certain limitations on the amount of cash dividends that they can pay. See Note 17 of the Company's Notes to Consolidated Financial Statements which appears elsewhere herein.

   Recent Legislation

       On September 29, 1994, the President signed into law the "Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994" (the
   "Interstate Act"). Among other things, the Interstate Act permits bank holding companies to acquire banks in any state one year after enactment. Beginning June 1, 1997, a bank may merge with a bank in another state so long as both states have not opted out of interstate branching between the date of enactment of the Interstate Act and May 31, 1997. States may enact laws opting out of interstate branching before June 1, 1997, subject to certain conditions. States may also enact laws permitting interstate merger transactions before June 1, 1997 and host states may impose conditions on a branch resulting from an interstate merger transaction that occurs before June 1, 1997, if the conditions do not discriminate against out-of-state banks, are not preempted by Federal law and do not apply or require performance after May 31, 1997. Interstate acquisitions and mergers would both be subject, in general, to certain concentration limits and state entry rules relating to the age of the bank.

       Under the Interstate Act, the Federal Deposit Insurance Act is amended to permit the responsible Federal regulatory agency to approve the acquisition of a branch of an insured bank by an out-of-state bank or bank holding company without the acquisition of the entire bank or the establishment of a "de novo" branch only if the law of the state in which the branch is located permits out-of-state banks to acquire a branch of a bank without acquiring the bank or permits out-of-state banks to establish "de novo" branches.

       On September 23, 1994, the President signed into law the "Riegle Community Development and Regulatory Improvement Act of 1994" (the "Development Act"). Among other things, the Development Act establishes a $382 million fund (the "Fund") to promote economic development and credit availability in underserved communities by providing financial and technical assistance to community development financial institutions ("CDFI's).

       CDFI's include banks, savings associations and bank holding companies which have a primary mission of promoting community development. Institutions receiving monies from the Fund will be required to provide matching funds dollar for dollar. Under the Fund, a CDFI may receive up to $5 million over a 3-year period, with affiliates in other states not presently served eligible to receive up to an additional $3.75 million over 3 years.

       One third of the Fund will be used to finance the Bank Enterprise Act, an existing (but previously unfunded) incentive program designed to encourage depository institutions to increase funding in distressed neighborhoods.

       In addition to the above, the Development Act contains provisions relating to, among others, small business capital formation, small business loan securitization, consumer protection for "reverse mortgages," paperwork reduction and reform of the national flood insurance program.

       The foregoing necessarily is a summary and general description of certain provisions of each of the Interstate Act and the Development Act and does not purport to be complete. Many of the provisions of each will be implemented through the adoption of regulations by the various Federal banking agencies. Moreover, many of the significant provisions of the legislation have not yet become effective. As of the date hereof, the Company is continuing to study the legislation and regulations relating to the legislation but cannot yet assess its impact on the Company.

   National Monetary Policy

       In addition to being affected by general economic conditions, the earnings and growth of the Company, Commerce NJ, Commerce PA and Commerce Shore are affected by the policies of regulatory authorities, including the OCC, the FRB and the FDIC. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used to implement these objectives are open market operations in U.S. Government securities, setting the discount rate, and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall growth and distribution of credit, bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits.

       The monetary policies and regulations of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon the future business, earnings and growth of the Company, Commerce NJ, Commerce PA and Commerce Shore cannot be predicted.

                                  UNDERWRITING

       Under the terms and subject to the conditions contained in an
   Underwriting Agreement dated      (the "Underwriting Agreement"), the
   Underwriters named below (the "Underwriters"), for whom CS First Boston Corporation and Wheat, First Securities, Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of shares of Common Stock:

            Underwriters                                     Number of Shares
            ------------                                     ----------------
   CS First Boston Corporation ..
   Wheat, First Securities, Inc.


                                                                ----------
       Total.....................                               1,500,000

       The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

       The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of

   Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

       The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and through the Representatives to certain dealers at such
   price less a concession of $    per share, and the Underwriters and such
   dealers may allow a discount of $    per share on sales to certain other
   dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

       In connection with this offering, the Representatives and certain of the Underwriters and selling group members (if any) and their respective affiliates may engage in passive market making transactions in the Common Stock on the NNM in accordance with Rule 10b-6A under the Exchange Act, as amended, during a period before commencement of offers or sales of the shares offered hereby. Under Rule 10b-6A, market makers in the Company's Common Stock who are participating in the underwriting can continue to make a market during the two day "cooling-off" period prior to the commencement of the offering at a price no higher than the highest independent bid. The passive market making transactions must comply with applicable volume and price limits and be identified as such.

       The Company, its directors and certain of its officers have agreed (subject to certain limited exceptions) not to offer, sell, contract to sell, pledge, or otherwise dispose of any shares, directly or indirectly, or file with the Securities and Exchange Commission, a registration statement under the Securities Act of 1933, as amended, relating to any shares of the Company's Common Stock or any securities convertible into or exercisable or exchangeable for any shares of the Company's Common Stock or any rights to acquire Common Stock for a period of 120 days from the date of this Prospectus, without the prior written consent of CS First Boston Corporation which consent shall not be unreasonably withheld.

       The Company has agreed in the Underwriting Agreement to indemnify the several Underwriters against certain liabilities, including civil liabilities which arise out of or are based upon any untrue statement or alleged untrue statement of certain material facts contained in this Prospectus or the omission or alleged omission to state herein a material fact required to be stated herein or necessary to make the statements herein not misleading and certain liabilities under the Securities Act or to contribute to payments which the Underwriters may be required to make in respect thereof.

                          NOTICE TO CANADIAN RESIDENTS

   Resale Restrictions

       The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

   Representations of Purchasers

       Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

   Rights of Action and Enforcement

       The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

       All of the issuer's directors and officers, as well as, the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

   Notice to British Columbia Residents

       A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

       An opinion will be delivered by Blank, Rome, Comisky & McCauley, Philadelphia, Pennsylvania, to the effect that the shares of Common Stock offered hereby will, when sold as contemplated in this Prospectus, be validly issued, fully paid and non-assessable. Certain legal matters will be passed upon for the Underwriters by Morgan, Lewis & Bockius, Philadelphia, Pennsylvania. Jack R Bershad, a partner in Blank, Rome, Comisky & McCauley, is a director of the Company, Commerce NJ and Commerce PA. Mr. Bershad and certain other partners of Blank, Rome, Comisky & McCauley are shareholders of the Company.

                                    EXPERTS

       The consolidated financial statements of Commerce Bancorp, Inc. at December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

       The Company has filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933 relating to the Common Stock offered hereby. This Prospectus, which is part of said Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in Exhibits thereto. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registra- tion Statement and Exhibits. Copies of the Registration Statement, together with Exhibits thereto, may be inspected without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                             Page
                                                                                                             -----

   Audited Annual Financial Statements:

   Report of Independent Auditors........................................................................     F-1

   Consolidated Balance Sheets as of December 31, 1993 and 1992..........................................     F-2

   Consolidated Statements of Income for the Years Ended December 31, 1993, 1992 and 1991................     F-3

   Consolidated Statement of Cash Flows for the Years Ended December 31, 1993, 1992 and 1991.............     F-4

   Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1993, 1992
     and 1991............................................................................................     F-5

   Notes to Consolidated Financial Statements............................................................     F-6

   Unaudited Interim Financial Statements:

   Consolidated Condensed Balance Sheet as of September 30, 1994.........................................    F-23

   Consolidated Condensed Statements of Income for the Nine Month Periods Ended September 30, 1994 and
     1993................................................................................................    F-24

   Consolidated Condensed Statements of Cash Flows for the Nine Month Periods Ended September 30, 1994
     and 1993 ...........................................................................................    F-25

   Notes to Consolidated Condensed Financial Statements..................................................    F-26


                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                         REPORT OF INDEPENDENT AUDITORS

   The Board of Directors and Stockholders
   Commerce Bancorp, Inc. and Subsidiaries:

       We have audited the accompanying consolidated balance sheets of Commerce Bancorp, Inc. and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commerce Bancorp, Inc. and Subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

                                         ERNST & YOUNG LLP

   Philadelphia, Pennsylvania
   January 31, 1994

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (dollars in thousands)

                                                                                     December 31,
                                                                               ------------------------
                                                                                  1993          1992
                                                                               ----------     ---------
   ASSETS:
     Cash and due from banks ..............................................    $   95,725    $   86,833
     Federal funds sold ...................................................        10,000        50,550
                                                                               ----------     ---------
       Cash and cash equivalents ..........................................       105,725       137,383
     Mortgages held for sale ..............................................        43,151        10,019
     Securities available for sale (market value 1993, $166,111; 1992,
       $311,085)...........................................................       164,620       309,894
     Securities held for investment (market value 1993, $920,724; 1992,
       $293,933)...........................................................       926,115       293,201
     Loans ................................................................       701,362       610,968
       Less Allowance for loan losses .....................................        10,023         8,839
                                                                               ----------     ---------
                                                                                  691,339       602,129
     Bank premises and equipment, net......................................        42,941        31,429
     Other assets .........................................................        58,665        41,652
                                                                               ----------     ---------
                                                                               $2,032,556    $1,425,707
                                                                               ==========     =========
   LIABILITIES:
     Deposits:
       Demand:
         Interest bearing .................................................    $  452,028    $  333,345
         Non-interest bearing .............................................       310,598       245,317
       Savings ............................................................       483,756       415,764
       Time ...............................................................       498,533       341,192
                                                                               ----------    ----------
         Total Deposits ...................................................     1,744,915     1,335,618
     Securities sold under agreements to repurchase .......................       135,000
     Other liabilities ....................................................        24,511         1,653
     Obligation to Employee Stock Ownership Plan (ESOP) ...................         5,954         6,520
     Long-term debt .......................................................        23,000
                                                                               ----------    ----------
                                                                                1,933,380     1,343,791
   STOCKHOLDERS' EQUITY:
     Common stock 7,798,198 shares issued (7,245,082 shares in 1992) ......        10,985         9,643
     Preferred stock:
       Series B, 675,000 shares authorized, 672,950 shares (674,200 in
         1992) outstanding (liquidating preference: $20.00 per share
         totalling $13,459 in 1993, $13,484 in 1992) ......................           673           674
       Series C, 417,000 shares authorized, issued and outstanding
         (liquidating preference: $18.00 per share totalling $7,506) ......         7,506         7,506
       Capital in excess of par or stated value ...........................        73,821        63,404
       Retained earnings ..................................................        13,203         8,101
                                                                               ----------    ----------
                                                                                  106,188        89,328
     Less commitment to ESOP...............................................         5,954         6,520
     Less treasury stock, at cost, 67,851 common shares in 1993 (57,098 in
       1992) ..............................................................         1,058           892
                                                                               ----------    ----------
       Total stockholders' equity .........................................        99,176        81,916
                                                                               ----------    ----------
                                                                               $2,032,556    $1,425,707
                                                                               ==========    ==========



                             See accompanying notes

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                (dollars in thousands, except per share amounts)

                                                                                  Years ended December 31,
                                                                               ----------------------------
                                                                                 1993       1992       1991
                                                                               --------    -------    -----
  INTEREST INCOME:
     Interest and fees on loans:
      Taxable .............................................................    $ 55,742    $52,461    $54,746
      Tax-exempt...........................................................         559        666        963
     Interest on investment securities:
      Taxable..............................................................      55,925     35,855     22,230
      Tax-exempt ..........................................................         241        478        582
     Interest on federal funds sold .......................................       1,524      2,421      2,931
                                                                               --------    -------    -------
       Total interest income...............................................     113,991     91,881     81,452
                                                                               ========    =======    =======
   INTEREST EXPENSE:
     Interest on deposits:
      Demand ..............................................................       8,490      8,728     10,859
      Savings..............................................................      12,091     13,696     12,189
      Time ................................................................      19,755     17,958     19,979
                                                                               --------    -------    -------
       Total interest on deposits..........................................      40,336     40,382     43,027
     Interest on securities sold under agreements to repurchase............       3,000
     Interest on long-term debt ...........................................         930
                                                                               --------    -------    -------
       Total interest expense..............................................      44,266     40,382     43,027
                                                                               --------    -------    -------
     Net interest income...................................................      69,725     51,499     38,425
     Provision for loan losses ............................................       5,981      6,286      5,541
                                                                               --------    -------    -------
     Net interest income after provision for loan losses...................      63,744     45,213     32,884
                                                                               --------    -------    -------
   NON-INTEREST INCOME:
     Deposit charges and service fees .....................................      12,062      9,900      8,189
     Other operating income................................................       2,326      1,980      1,774
     Gain on sale of merchant credit card operations.......................                               810
     Net investment securities gains ......................................       2,956                 4,243
     Marketable equity securities gains (losses)...........................                    249       (943)
                                                                               --------    -------    -------
       Total non-interest income...........................................      17,344     12,129     14,073
                                                                               ========    =======    =======
   NON-INTEREST EXPENSE:
     Salaries..............................................................      18,697     13,916     13,179
     Benefits .............................................................       4,905      3,768      3,423
     Occupancy.............................................................       5,949      5,255      4,769
     Furniture and equipment ..............................................       6,292      4,920      4,377
     Office................................................................       4,669      3,425      3,308
     Audit and regulatory fees and assessments.............................       4,040      2,953      2,223
     Marketing ............................................................       1,778      1,064        993
     Other real estate (net)...............................................       3,944      1,991        754
     Other.................................................................       7,599      5,597      5,907
                                                                               --------    -------    -------
       Total non-interest expense .........................................      57,873     42,889     38,933
                                                                               --------    -------    -------
     Income before income taxes............................................      23,215     14,453      8,024
     Provision for federal and state income taxes..........................       8,600      4,436      1,997
                                                                               --------    -------    -------
     Net income ...........................................................      14,615     10,017      6,027
     Dividends on preferred stocks ........................................       1,574      1,574      1,574
                                                                               --------    -------    -------
     Net income applicable to common stock.................................    $ 13,041    $ 8,443    $ 4,453
                                                                               ========    =======    =======
     Net income per common and common equivalent share:
      Primary..............................................................    $   1.72    $  1.31    $  0.82
                                                                               ========    =======    =======
      Fully diluted........................................................    $   1.59    $  1.25
                                                                               ========    =======    =======
     Weighted average common equivalent shares outstanding:
      Primary..............................................................       7,574      6,421      5,427
                                                                               ========    =======    =======
      Fully diluted .......................................................       9,081      7,998
                                                                               ========    =======    =======

                                                See accompanying notes

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (dollars in thousands)

                                                                                     Years ended December 31,
                                                                               -------------------------------------
                                                                                  1993          1992         1991
                                                                               -----------    ---------    ---------
 OPERATING ACTIVITIES:
     Net income ...........................................................    $    14,615    $  10,017    $   6,027
     Adjustments to reconcile net income to net cash (used)
       provided by operating activities:
         Provision for loan losses.........................................          5,981        6,286        5,541
         Provision for depreciation, amortization, and accretion...........         15,135        7,519        4,550
         Net realized investment securities gains..........................                                   (4,243)
         Realized marketable equity securities (gains) losses..............                        (249)         943
         Gains on sales of securities available for sale...................         (2,956)
         Proceeds from sales of mortgages held for sale....................         80,451
         Originations of mortgages held for sale...........................       (113,583)
         Net loan chargeoffs...............................................         (5,797)      (6,346)      (3,278)
         Increase in other assets..........................................        (17,610)     (15,688)      (3,388)
         Increase (decrease) in other liabilities..........................         23,303       (3,416)       1,132
         Deferred income tax benefit.......................................           (445)        (428)      (1,276)
                                                                               ------------    ---------    ---------
          Net cash (used) provided by operating activities.................           (906)      (2,305)       6,008

   INVESTING ACTIVITIES:
     Proceeds from sales of securities available for sale..................        325,146
     Proceeds from the maturity of securities available for sale...........         69,411
     Proceeds from the sale of investment securities.......................                                  158,070
     Proceeds from the sale of marketable equity securities................                         339
     Rollover of money market funds........................................        355,160       59,375      127,492
     Proceeds from the maturity of securities held for investment..........        209,208      142,659       29,073
     Purchase of securities held for investment............................     (1,453,427)    (465,175)    (467,580)
     Net increase in loans.................................................        (93,957)     (42,707)     (24,355)
     Proceeds from sales of loans..........................................          4,563
     Purchase of premises and equipment ...................................        (16,231)      (4,191)      (4,867)
                                                                               -----------    ---------    ----------
        Net cash used by investing activities..............................       (600,127)    (309,700)    (182,167)

   FINANCING ACTIVITIES:
     Net increase in demand and savings deposits...........................        172,510      277,298      123,188
     Demand and savings deposits acquired..................................         79,446
     Net increase (decrease) in time deposits..............................         28,864       71,267       (3,075)
     Time deposits acquired................................................        128,477
     Net increase in securities under agreement to repurchase..............        135,000
     Proceeds from issuance of long-term debt..............................         23,000
     Issuance of common stock..............................................          5,498       16,641
     Dividends paid........................................................         (4,842)      (3,902)      (3,401)
     Proceeds from issuance of common stock under dividend
       reinvestment and other stock plans..................................          1,397          622           16
     Purchase of treasury stock............................................           (166)        (146)
     Other ................................................................            191
                                                                               -----------    ---------    ----------
        Net cash provided by financing activities..........................        569,375      361,780      116,728
                                                                               -----------    ---------    ----------
     (Decrease) increase in cash and cash equivalents......................        (31,658)      49,775      (59,431)
     Cash and cash equivalents at beginning of year........................        137,383       87,608      147,039
                                                                               -----------    ---------    ----------
     Cash and cash equivalents at end of year..............................    $   105,725    $ 137,383    $  87,608
                                                                               ===========    =========    ==========
     Supplemental disclosures of cash flow information:
      Cash paid during the period for:
       Interest............................................................    $    42,994    $  41,227    $  43,309
       Income taxes........................................................          8,714        5,740        1,862
      Other noncash activities:
       Transfer of securities to securities available for sale.............    $   248,784    $ 293,201
       Transfer of loans to mortgages held for sale........................                      10,019

                             See accompanying notes

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  Years Ended December 31, 1993, 1992 and 1991

                (dollars in thousands, except per share amounts)

                                                                     Capital in
                                                                     Excess of
                                                                       Par or                   Commit-
                                             Common     Preferred      Stated      Retained       ment      Treasury
                                              Stock       Stock        Value       Earnings     to ESOP      Stock        Total
                                             ------     ---------    ----------    --------     -------     --------     -------

  BALANCES at January 1, 1991                 $6,168     $8,180       $45,735        $2,425     $(7,500)     $(746)      $54,262
     Net income                                                         6,027                                6,027
     5% common stock dividend and cash
       paid in lieu of fractional shares
       (194 shares)......................        304                    1,105        (1,414)                                  (5)
     Cash dividends, common stock ($0.36
       per share)........................                                            (1,822)                              (1,822)
     Common stock issued in connection
       with incentive stock option plan
       (3 shares)........................          4                       12                                                 16
     Cash dividends, preferred stock.....                                            (1,574)                              (1,574)
     Decrease in obligation to ESOP......                                                           466                      466
     Decrease in valuation allowance on
       securities held for investment....                                               800                                  800
                                             -------     ------       -------      --------     -------      ------     --------

   BALANCES at December 31, 1991.........      6,476      8,180        46,852         4,442      (7,034)       (746)      58,170
     Net income..........................                                            10,017                               10,017
     5% common stock dividend and cash
       paid in lieu of fractional shares
       (205 shares)......................        320                    2,136        (2,464)                                  (8)
     Cash dividends, common stock ($0.38
       per share)........................                                            (2,320)                              (2,320)
     Common stock issued in connection
       with incentive stock option plan
       (113 shares)......................        152                      470                                  (146)         476
     Cash dividends, preferred stock.....                                            (1,574)                              (1,574)
     Decrease in obligation to ESOP......                                                           514                      514
     Common stock issued (1,997 shares)..      2,695                   13,946                                             16,641
                                             -------     ------       -------      --------     -------     -------      -------

   BALANCES at December 31, 1992.........      9,643      8,180        63,404         8,101      (6,520)       (892)      81,916
     Acquisition of Coastal (453 shares).        642                    4,856                                              5,498
                                             -------     ------       -------      --------     -------     -------      -------

   AS ADJUSTED BALANCE at January 1, 1993     10,285      8,180        68,260         8,101      (6,520)       (892)      87,414
     Net income..........................                                            14,615                               14,615
     5% common stock dividend and cash
       paid in lieu of fractional shares
       (306 shares)......................        478                    4,193        (4,679)                                  (8)
     Cash dividends, common stock ($0.45
       per share)........................                                            (3,260)                              (3,260)
     Common stock issued in connection
       with incentive stock option plan
       (110 shares)......................        168                      702                                  (166)         704
     Cash dividends, preferred stock.....                                            (1,574)                              (1,574)
     Decrease in obligation to ESOP......                                                           566                      566
     Conversion of Series B preferred
       stock to common at 1.3401 for 1 (1
       shares)...........................          1         (1)                                                               0
     Tax benefit from ESOP dividends.....                                 191                                                191
     Proceeds from issuance of common
       stock under dividend reinvestment
       plan (37 shares)..................         53                      475                                                528
                                             -------     ------       -------      --------     -------     -------      -------

   BALANCES at December 31, 1993.........    $10,985     $8,179       $73,821       $13,203     $(5,954)    $(1,058)     $99,176
                                             =======     ======       =======       =======     =======     =======      =======


                             See accompanying notes

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1993, 1992 and 1991

   1. SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation

       The consolidated financial statements include the accounts of Commerce Bancorp, Inc. (the Company) and its wholly-owned subsidiaries (Banks), Commerce Bank, N.A. (Commerce NJ), Commerce Bank/Pennsylvania, N.A. (Commerce PA) and Commerce Bank/Shore, N.A. (Commerce Shore). All material intercompany transactions have been eliminated.

   Investment Securities

       Investment securities are classified as held for investment when the Company has the intent and ability to hold those securities to maturity. Securities held for investment are stated at cost and adjusted for accretion of discounts and amortization of premiums.

       Those securities that might be sold in response to changes in market interest rates, prepayment risk, the Company's income tax position, the need to increase regulatory capital, or similar other factors are currently classified as available for sale as of December 31, 1993 and are carried at the aggregate lower of cost or market. Gains and losses are determined on the specific certificate method and are included in non-interest income.

   Fair Value of Financial Instruments

       FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," (FAS 107) requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

       The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

           Cash and cash equivalents and mortgages held for sale: The carrying amounts reported approximate those assets' fair value.

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)
   1. SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

           Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

           Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans receivable were estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with significant collectibility concerns were fair valued on a loan-by-loan basis utilizing a discounted cash flow method. The carrying amount of accrued interest approximates its fair value.

           Off-balance sheet instruments: Off-balance sheet instruments of the Company consist of letters of credit, loan commitments and unfunded lines of credit. Fair values for the Company's off-balance sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

           Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest bearing and non-interest bearing checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits.

           Securities sold under agreements to repurchase: The carrying amounts reported approximate fair value.

           Long-term debt: Current quoted market prices were used to estimate fair value.

           Obligation to ESOP: The fair value of the guarantee of the ESOP obligation is estimated using a discounted cash flow calculation that applies interest rates currently being offered to obligations of a similar maturity.

   Loans

       Loans are stated at principal amounts outstanding, net of deferred loan origination fees and costs. Interest income on loans is accrued and credited to interest income monthly as earned. Loan origination fees are generally considered as adjustments of interest rate yields and are

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)
   1. SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

   amortized into interest income on loans over the terms of the related loans.

       Loans are placed on a non-accrual status and cease accruing interest when loan payment performance is deemed unsatisfactory. However, all loans past due 90 days are placed on non-accrual status, unless the loan is both well secured and in the process of collection.

   Allowance for Loan Losses

       The allowance for loan losses is increased by provisions charged to expense and reduced by loan charge-offs net of recoveries. Based upon management's evaluation of the loan portfolio, the allowance is maintained at a level considered adequate to absorb estimated inherent losses in the Company's loan portfolio.

   Bank Premises and Equipment

       Bank premises and equipment are carried at cost less accumulated depreciation. Depreciation and amortization is determined on the straight-line method for financial reporting purposes, and accelerated methods for income tax purposes.

   Other Real Estate (ORE)

       Real estate acquired in satisfaction of a loan and in-substance foreclosures are reported in other assets. In-substance foreclosures are properties in which the borrower has little or no equity in the collateral, where repayment of the loan is expected only from the operation or sale of the collateral, and the borrower either effectively abandons control of the property or the borrower has retained control of the property but their ability to rebuild equity based on current financial conditions is considered doubtful. Properties acquired by foreclosure or deed in lieu of foreclosure and properties classified as in-substance foreclosures are transferred to ORE and recorded at the lower of cost or fair market value based on their appraised value at the date actually or constructively received. Losses arising from the acquisition of such property are charged against the allowance for loan losses. Subsequent adjustments to the carrying values of ORE properties are charged to operating expense. ORE is stated at the lower of cost or fair value less disposition costs.

   Intangible Assets

       The excess of cost over fair value of net assets acquired (goodwill) is included in other assets and is being amortized on a straight-line basis over the period of expected benefit, which approximates 15 years. Goodwill amounted to $3,893,000 and $4,061,000 at December 31, 1993 and 1992, respectively. Other intangible assets are amortized on a

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)
   1. SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

   straight-line basis over 10 to 15 year lives. Other intangibles amounted to $4,278,000 and $1,440,000 at December 31, 1993 and 1992, respectively.

   Earnings and Cash Dividends Per Share

       Primary net income per common and common equivalent share is based on the weighted average common shares and common share equivalents outstanding during the period after retroactive recognition is given to the earliest period presented for common stock dividends. Fully diluted net income per share assumes conversion of preferred stocks and is not presented for 1991 since the amount was anti-dilutive. All common stock per share information has been adjusted for the 5% common stock dividends declared on January 19, 1994 and December 13, 1994.

   Income Taxes

       The provision for income taxes is based on current taxable income. When income and expenses are recognized in different periods for book purposes, deferred taxes are provided.

       In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes" (FAS 109) superseding
   FAS 96, the method of accounting the Company had previously adopted. Similar to FAS 96, income tax expense is determined using a liability method under FAS 109. Among other changes, FAS 109 changes the recognition and measurement criteria for deferred tax assets included in FAS 96. The Company adopted FAS 109 in 1993 and did not restate prior years' results. This change has no material effect on the Company's accounting for income taxes.

   Restriction on Cash and Due From Banks

       The Banks are required to maintain reserve balances with the Federal Reserve Bank. The weighted average amounts of the reserve balances for 1993 and 1992 were approximately $24,573,000 and $18,330,000, respectively.

   Recent Accounting Statements

       The Financial Accounting Standards Board recently issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan (FAS 114)." The new Statement, which is effective for financial statements issued for fiscal years beginning after December 15, 1994, requires impaired loans be measured at the present value of expected future cash flows by discounting those cash flows generally at the loan's effective interest rate. The new Statement also requires troubled debt restructuring involving a modification of terms be remeasured on a discounted basis. The Company is currently evaluating the impact that FAS 114 will have on the Company's future results of operations and financial position. However, management

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)
   1. SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

   does not expect that this Statement will have a material impact on the Company's results of operations or financial position.

       The Financial Accounting Standards Board recently issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities (FAS 115)." This new Statement, which is effective for financial statements issued for fiscal years beginning after December 15, 1993, addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under the new Statement, debt and equity securities classified as available for sale are required to be reported at fair value with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. Presently, debt and equity securities classified as available for sale are reported at the lower of amortized cost or market. The Company will adopt the provisions of FAS 115 in the first quarter of 1994. The impact of adopting FAS 115 as of December 31, 1993 would have been an increase to stockholders' equity of $954,000 to reflect net unrealized gains on securities available for sale.

   2. MERGERS AND ACQUISITIONS

       On September 30, 1993, The Coastal Bank, Ocean City, New Jersey (Coastal) was merged with and into Commerce, NJ. The Company issued approximately 453,000 shares of common stock in exchange for all the outstanding shares of Coastal common stock. The transaction was accounted for as a pooling of interests. However, prior-period financial statements have not been restated as the changes would be immaterial. Coastal had total assets of $52,700,000 at the date of the merger.

       On July 16, 1993, Commerce NJ purchased four branch offices from Anchor Savings Bank, FSB (Anchor), with approximately $208,000,000 in deposits. Additionally, Commerce NJ acquired approximately $500,000 in loans, real estate and other real property associated with these offices. In connection with the transaction, Commerce NJ recorded an intangible asset of approximately $3,000,000.

   3. INVESTMENT SECURITIES

       A summary of the amortized cost and market value of securities available for sale and securities held for investment (in thousands) at December 31, 1993 and 1992 follows:

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)
   3. INVESTMENT SECURITIES -- (Continued)

                                                                      December 31,
                         ------------------------------------------------------------------------------------------------------
                                                1993                                                 1992
                         ------------------------------------------------     -------------------------------------------------
                                         Gross         Gross                                  Gross         Gross
                         Amortized    Unrealized    Unrealized     Market     Amortized    Unrealized    Unrealized     Market
                            Cost         Gains        Losses        Value        Cost         Gains        Losses        Value
                         ---------    ----------    ----------     ------      --------    ----------    ----------     -------
  Securities
     available for
     sale............     $164,620      $1,917        $  (426)    $166,111     $309,894      $2,398        $(1,207)    $311,085
                          --------      ------        -------     --------     --------      ------        -------     ---------
   U.S. Government
     agency
     mortgaged-backed
     obligations.....     $912,467       1,998         (7,581)    $906,884     $269,479      $1,628        $(1,448)    $269,659
   Obligations of
     state and
     political
     subdivisions....        1,871          48                       1,919        5,720         154                       5,874
   Corporate
     securities......                                                             2,297         161             (8)       2,450
   Collateralized
     mortgage
     obligations.....        5,083         144                       5,227       10,588         245                      10,833
   Other.............        6,694                                   6,694        5,117                                   5,117
                          --------      ------        -------     --------     --------      ------        -------     ---------
   Securities held
     for investment..     $926,115      $2,190        $(7,581)    $920,724     $293,201      $2,188        $(1,456)    $293,933
                          --------      ------        -------     --------     --------      ------        -------     ---------



       Substantially all securities available for sale at December 31, 1993 and 1992 consist of U.S. Government agency mortgaged-backed obligations.

       The amortized cost and estimated market value of securities held for investment (in thousands) at December 31, 1993, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because obligors have the right to repay obligations without prepayment penalties.

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)
   3. INVESTMENT SECURITIES -- (Continued)

                                                       Amortized      Market
                                                          Cost        Value
                                                       ---------     --------
   Due in one year or less.........................     $  2,927     $  2,947
   Due after one year through five years...........          325          353
   Due after five years through ten years..........        1,059        1,059
   Due after ten years ............................        4,254        4,254
   Mortgage-backed securities......................      917,550      912,111
                                                        --------     --------
   Securities held for investment..................     $926,115     $920,724
                                                        ========     ========


       There were no sales of securities held for investment during 1993. Proceeds from the sale of securities available for sale during 1993 were $325,146,000. Gross gains of $3,864,000 and gross losses of $907,000 were realized on those sales. There were no sales of debt securities during 1992.

       Proceeds from the sale of debt securities during 1991 were $158,070,000. Gross gains of $4,463,000 and gross losses of $220,000 were realized on those sales during 1991.

       At December 31, 1993 and 1992, investment securities with a carrying value of $315,810,000 and $130,790,000, respectively, were pledged to secure deposits of public funds.

       As of December 31, 1993, the Company had outstanding commitments of $157,000,000 to purchase U.S. Government agency mortgage-backed obligations.

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)
   4. LOANS

       The following is a summary of loans outstanding (in thousands) at December 31, 1993 and 1992:

                                                          December 31,
                                                    -------------------------
                                                      1993             1992
                                                    --------         --------
   Commercial real estate:
     Owner-occupied .......................         $157,452         $146,739
     Other.................................          136,819          117,743
     Construction..........................           45,926           39,555
                                                    --------         --------
                                                     340,197          304,037

   Commercial loans:
     Term..................................           91,336           86,666
     Line of credit........................           36,928           26,837
     Demand ...............................              404            1,075
                                                    --------         --------
                                                     128,668          114,578

   Consumer:
     Mortgages (1-4 family residential)....           71,583           67,454
     Installment ..........................           74,684           54,541
     Home equity ..........................           78,619           63,537
     Credit lines .........................            7,611            6,821
                                                    --------         --------
                                                     232,497          192,353
                                                    --------         --------
                                                    $701,362         $610,968
                                                    ========         ========

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)
   4. LOANS -- (Continued)

       The carrying amounts and fair values of loans consisted of the following at December 31, 1993 and 1992 (in thousands):

                                                                             December 31,
                                                             --------------------------------------------
                                                                     1993                    1992
                                                             --------------------    --------------------
                                                             Carrying      Fair      Carrying       Fair
                                                               Amount       Value      Amount       Value
                                                             --------    --------    ---------    -------

   Commercial real estate................................    $294,271    $298,695    $264,482    $265,407
   Construction..........................................      45,926      46,677      39,555      39,569
                                                             --------    --------    --------    --------
                                                              340,197     345,372     304,037     304,976
   Commercial loans:
     Term................................................      91,336      91,236      86,666      85,781
     Line of credit......................................      36,928      37,080      26,837      26,609
     Demand..............................................         404         416       1,075       1,064
                                                             --------    --------    --------    --------
                                                              128,668     128,732     114,578     113,454

   Consumer:
     Mortgages (1-4 family residential)..................      71,583      73,878      67,454      68,883
     Installment.........................................      74,684      75,935      54,541      55,578
     Home Equity ........................................      78,619      79,033      63,537      63,398
     Credit lines .......................................       7,611       7,643       6,821       6,821
                                                             --------    --------    --------    --------
                                                              232,497     236,489     192,353     194,680
                                                             --------    --------    --------    --------
                                                              701,362     710,593     610,968     613,110
   Allowance for loan losses.............................     (10,023)                 (8,839)
                                                             --------    --------    --------    --------
                                                             $691,339    $710,593    $602,129    $613,110
                                                             ========    ========    ========    ========

       At December 31, 1993 and 1992, loans of approximately $5,930,000 and $6,119,000, respectively, were outstanding to certain of the Company's and the Banks' directors and officers, and approximately $12,959,000 and $8,657,000, respectively, of loans were outstanding from companies in which certain of the Company's and the Banks' directors and officers are associated, exclusive of loans to any such person and associated companies which in aggregate did not exceed $60,000. The terms of these loans are substantially the same as those prevailing at the time for comparable unrelated transactions. A summary of the related party loans outstanding at December 31, 1993 (in thousands) is as follows:

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

4. LOANS -- (Continued)
                                                                       1993
                                                                      -------
   Balance, January 1..............................................   $14,776
   New loans.......................................................    12,080
   Loan payments ..................................................    (7,295)
   Other ..........................................................      (673)
                                                                      -------
   Balance, December 31 ...........................................   $18,888
                                                                      =======



       The Company engaged in certain activities with other entities which are affiliated with directors of the Company. The Company received real estate appraisal services from a company owned by a director of the Company. Such real estate appraisal services amounted to $270,000 in 1993, $326,000 in 1992 and $112,000 in 1991. The Company received legal services from two law firms of which two directors of the Company are partners. Such aggregate legal services amounted to $1,524,000 in 1993, $764,000 in 1992 and $450,000 in 1991.

       Commerce NJ has a loan outstanding for $1,411,000, as of December 31, 1993, to an ESOP which is guaranteed by a bank holding company in which the Chairman of the Board of the Company is a director. The Company owns 41,327 shares of Common Stock and 187,500 Common Stock Warrants. The Company also owns 30,000 shares of Series A Cumulative Convertible Preferred Stock and 30,000 Common Stock Purchase Rights included in the Preferred Stock. The aggregate number of common equivalent shares beneficially owned by the Company is 288,827 or 12.6% of the total outstanding common equivalent shares.

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

   5. ALLOWANCE FOR LOAN LOSSES

       The following is an analysis of changes in the allowance for loan losses (in thousands) for 1993, 1992 and 1991:

                                                                    1993       1992       1991
                                                                   ------     -------   --------
   Balance, January 1 .........................................    $ 8,839    $ 8,899    $ 6,636
   Provision charged to operating expense......................      5,981      6,286      5,541
   Recoveries of loans previously charged off..................        620        213        201
                                                                   -------    -------    -------
                                                                    15,440     15,398     12,378
   Loan charge-offs............................................     (6,417)    (6,559)    (3,479)
   Allowance for loan losses, acquired bank....................      1,000
                                                                   -------    -------    -------
   Balance, December 31 .......................................    $10,023    $ 8,839    $ 8,899
                                                                   =======    =======    =======


   6. NONACCRUAL AND RESTRUCTURED LOANS AND OTHER REAL ESTATE

       The total of non-performing loans (nonaccrual and restructured loans) was $8,540,000 and $16,309,000 at December 31, 1993 and 1992,
   respectively. Non-performing loans of $6,655,000, $12,116,000 and $6,844,000, net of charge-offs of $1,316,000, $3,267,000 and $371,000 were transferred to other real estate during 1993, 1992 and 1991, respectively.

       Other real estate ($18,325,000 and $16,102,000 at December 31, 1993 and 1992, respectively) is included in other assets. Other real estate included $13,838,000 and $13,360,000 of in-substance foreclosure property at December 31, 1993 and 1992, respectively.

       Interest income of approximately $639,000 and $1,580,000 would have been recorded on non-performing loans in accordance with their original terms in 1993 and 1992, respectively. Actual interest income recorded on these loans amounted to $270,000 and $513,000, during 1993 and 1992, respectively.

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

   7. BANK PREMISES, EQUIPMENT AND LEASES

       A summary of bank premises and equipment (in thousands) is as follows:

                                                                      December 31
                                                                   ------------------
                                                                    1993       1992
                                                                   -------    -------
   Land........................................................    $ 9,229    $ 5,426
   Buildings...................................................     20,919     15,700
   Leasehold improvements .....................................      5,333      4,786
   Furniture, fixtures and equipment ..........................     22,962     18,366
   Leased property under capital leases .......................        124        124
                                                                   -------    -------
                                                                    58,567     44,402
   Less accumulated depreciation and amortization..............     15,626     12,973
                                                                   -------    -------
                                                                   $42,941    $31,429
                                                                   =======    =======



       At December 31, 1993, Commerce NJ leased one of its branches under a capital lease with an unrelated party. All other branch leases are accounted for as operating leases with the related rental payments being expensed ratably over the life of the lease.

       The Company leases its headquarters building from a limited partnership in which the Company is a 49% limited partner at December 31, 1993. The lease is accounted for as an operating lease with an annual rent of $865,410. The lease expires in 1996 and is renewable for six additional terms of five years each.

       At December 31, 1993, the Company leased from related parties under separate operating lease agreements the land on which it has constructed five branch offices. The aggregate annual rental under these related party leases was $200,000 in 1993 and 1992, and $196,000 in 1991. These leases expire periodically through 2010 but are renewable through 2030. Aggregate annual rentals escalate to $274,000 in 2004.

       The Company leases land to a limited partnership partially comprised of the directors of Commerce PA and Commerce NJ. The initial lease term is 25 years, with two successive 10-year options. As of December 31, 1993, the future minimum lease payments to be received by the Company amount to approximately $55,000 for each of the next four years and $652,000 thereafter for the remainder of the initial lease term. In accordance with the provision of the land lease, the limited partnership constructed and owns the office building located on the land. Commerce PA leases the building as a branch facility through 2010.

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)
   7. BANK PREMISES, EQUIPMENT AND LEASES-- (Continued)

       Total rent expense charged to operations under operating leases was approximately $2,542,000 in 1993, $2,387,000 in 1992, and $2,240,000 in
   1991.

       The future minimum rental commitments, by year, under the non-cancelable leases are as follows (in thousands) at December 31, 1993:

                                                         Capital    Operating
                                                         -------    ---------
   1994..............................................     $  12      $ 2,114
   1995..............................................        12        2,067
   1996 .............................................        12        2,033
   1997 .............................................        12        1,395
   1998 .............................................        12        1,420
   Later years ......................................       192       13,408
                                                          -----      -------
   Net minimum lease payments .......................     $ 252      $22,437
                                                          =====      =======
   Less amount representing interest.................      (140)
                                                          ------
   Present value of net minimum lease payments ......     $ 112
                                                          =====



       The Company obtained interior design services for $651,000, $191,000 and $315,000 in 1993, 1992 and 1991, respectively, from a business owned by the spouse of the Chairman of the Board of the Company. Additionally, the business received commissions of less than $265,000, $85,000 and $50,000 in 1993, 1992 and 1991, respectively, on furniture purchases made directly by the Company. In the opinion of management, the terms of such purchases were substantially equivalent to those which would have been obtained from unaffiliated parties for similar goods and services.

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

  8. DEPOSITS

       The carrying amounts and fair values of deposits consisted of the following (in thousands) at December 31, 1993 and 1992, respectively. For deposits with no defined maturities, FAS 107 defines fair value as the amount payable on demand.

                                                                       December 31,
                                                   ---------------------------------------------------
                                                             1993                        1992
                                                   ------------------------     ----------------------
                                                    Carrying        Fair        Carrying        Fair
                                                     Amount        Value         Amount        Value
                                                   ----------    ----------    ----------    ----------
 Demand:
     Interest-bearing..........................    $  452,028    $  452,028    $  333,345    $  333,345
     Non-interest-bearing......................       310,598       310,598       245,317       245,317
     Savings...................................       483,756       483,756       415,764       415,764
     Time......................................       498,533       504,656       341,192       344,144
                                                   ----------    ----------    ----------    ----------
      Total deposits...........................    $1,744,915    $1,751,038    $1,335,618    $1,338,540
                                                   ==========    ==========    ==========    ==========



       The aggregate amount of time certificates of deposits in denominations of $100,000 or more was $137,546,000 and $124,570,000 at December 31, 1993 and 1992, respectively.

   9. SHORT TERM BORROWINGS

   Securities Sold Under Agreements to Repurchase

       Securities sold under agreements to repurchase represent borrowings which range from one day to three months in maturity. The following table represents information for securities sold under agreements to repurchase (dollars in thousands):

                                                                    December 31, 1993
                                                                   -------------------
                                                                               Average
                                                                    Amount      Rate
                                                                   --------    -------
   Securities sold under agreements to repurchase:.............    $135,000     3.44%
     Average amount outstanding................................      90,422     3.32
     Maximum month-end balance.................................     267,398

   As of December 31, 1993, the Company has a line of credit of $87,580,000 available from the Federal Home Loan Bank of New York.

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

   9. SHORT TERM BORROWINGS -- (Continued)

   Other Liabilities

       As of December 31, 1993, other liabilities included $20,100,000 of cash due to another depository institution.

   10. LONG-TERM DEBT

       On July 15, 1993, the Company issued $23,000,000 of 83/8% subordinated notes due 2003. Interest on the debt is payable semiannually on January 15 and July 15 of each year. The notes may be redeemed in whole or in part at the option of the Company after July 15, 2000 at a price from 102% to 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. The notes qualify for total risk-based capital for regulatory purposes, subject to certain limitations.

       The subordinated notes had a fair value of $23,575,000 as of December 31, 1993.

   11. INCOME TAXES

       Effective January 1, 1993, the Company changed its method of accounting for income taxes to the liability method required by FAS 109, "Accounting for Income Taxes" (see Note 1). As permitted under the new rules, prior years' financial statements have not been restated and there was no material cumulative effect.

       At December 31, 1993, the Company has federal net operating loss carryforwards of $600,000 for income tax purposes that expire in 2006. Those carryforwards resulted from the Company's 1993 acquisition of Coastal.

       The provision for income taxes consists of the following (in thousands):

                                                1993      1992      1991
                                               ------    ------    ---------
   Current:
    Federal................................    $8,001    $4,768    $ 3,273
    State..................................       811        96
   Deferred:
    Federal................................      (212)     (428)    (1,276)
                                               ------    ------    -------
                                               $8,600    $4,436    $ 1,997
                                               ======    ======    =======

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

 11. INCOME TAXES -- (Continued)

   The above provision includes income taxes related to securities gains of $1,035,000, $85,000, and $1,122,000 for 1993, 1992, and 1991,
   respectively. The provision for income taxes differs from the expected statutory provision as follows:

                                                     1993    1992    1991
                                                     -----   -----   -----
   Expected provision at statutory rate:.........    35.0%   34.0%   34.0%
   Difference resulting from:
    Tax-exempt interest on loans.................    (0.8)   (1.4)   (3.5)
    Tax-exempt interest on securities............    (0.3)   (1.1)   (2.3)
    Purchase accounting adjustments..............     0.4     0.6    (0.7)
    ESOP dividends...............................            (1.3)   (2.4)
    Other........................................     2.8    (0.1)   (0.2)
                                                     ----    -----   -----
                                                     37.1%   30.7%   24.9%
                                                     ====    =====   =====

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

       The significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 and 1992 (in thousands) are as follows:


                                                1993      1992
                                               -------   ------
   Deferred tax assets:
     Loan loss reserves ...................    $3,861    $3,005
     Other reserves .......................       404       535
     Investment valuations ................       239       232
     Interest income ......................       196       214
     Net operating losses..................       180
     Other ................................       254       181
                                               ------     -----
     Total deferred tax assets.............     5,134     4,167
                                               ======     =====
   Deferred tax liabilities:
     Depreciation .........................     1,469     1,096
     Intangibles ..........................       215       289
     Other.................................       450       227
                                               ------     -----
     Total deferred tax liabilities........     2,134     1,612
                                               ------     -----
   Net deferred tax assets.................    $3,000    $2,555
                                               ======    ======
                                     F-21

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)


   12. COMMITMENTS AND LETTERS OF CREDIT

       In the normal course of business, there are various outstanding commitments to extend credit, such as letters of credit, which are not reflected in the accompanying financial statements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral is obtained based on management's credit assessment of the borrower. At December 31, 1993, the Banks had outstanding standby letters of credit in the amount of $13,200,000. In addition, the Banks are committed as of December 31, 1993 to advance $46,476,000 on construction loans, $55,178,000 on home equity loans, and $42,724,000 on lines of credit. All other commitments total approximately $53,721,000. The Company anticipates no material losses as a result of these transactions.

       The fair values for the Company's off-balance-sheet financial instruments at December 31, 1993 are summarized below (in thousands):

                                                              Fair Value
                                                         of Asset (Liability)
                                                         --------------------
   Commitments to extend credit ...........                     $(332)
   Standby letters of credit ..............                      (132)


   13. DIVIDENDS

       On January 19, 1994, the Board of Directors declared a cash dividend of $0.15 for each share of common stock outstanding and a 5% stock dividend payable February 19, 1994 to stockholders of record on January 31, 1994. Payment of the stock dividend will result in the issuance of 347,918 additional common shares and cash of $10,300 in lieu of fractional shares. On December 13, 1994 the Board of Directors declared another 5% stock dividend payable January 17, 1995 to stockholders of record on January 2, 1995. Payment of this stock dividend will result in the issuance of approximately 419,645 additional common shares.

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

    14. COMMON STOCK AND PREFERRED STOCKS

       At December 31, 1993, the Company's common stock had a par value of $1.5625. The Company had 20,000,000 shares authorized as of this date of which 519,000 were reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan.

       At December 31, 1993, the Company had 675,000 shares of Series B Cumulative Convertible Preferred Stock authorized and 672,950 issued (674,200 in 1992) without par value (stated value of $1.00 per share) which is convertible at any time into common stock on a share-for-share basis, after adjustment for common stock dividends and splits. The annual dividend is $1.50 per share, payable quarterly. The Series B Preferred Stock is redeemable at the option of the Company, under certain circumstances, at redemption prices ranging from $20.20 to $20.00 per share.

       At December 31, 1993 the Company had 417,000 shares of Series C ESOP Cumulative Convertible Preferred Stock authorized and issued without par value, (stated value of $1.00 per share) which is convertible at any time into the common stock on a share-for-share basis, after adjustment for common stock dividends and splits. The annual dividend is $1.35 per share, payable quarterly. The Series C ESOP Cumulative Convertible Preferred Stock is redeemable at the option of the Company. These shares have been issued to the Company's Employee Stock Ownership Plan (see Note 15).

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

  15. BENEFIT PLANS

   Incentive Stock Option Plan

       The Company has an Incentive Stock Option Plan (the ISO Plan) for the officers and employees of the Company and the Banks as well as a plan for its non-employee directors. Information concerning options as of December 31, 1993, 1992, and 1991 is as follows:
                                                        December 31,
                                               ------------------------------
                                                 1993       1992       1991
                                               -------     -------    -------
   Under option ...........................    935,362     600,429    628,180
   Exercisable ............................    579,894     432,802    344,902
   Exercised during year ..................    109,745     112,627      3,453
   Granted during year ....................    445,603     100,192    238,847
   Canceled during year ...................     17,431       3,889     52,159

   Price per share of shares under option and exercised during the year were as follows:

                                      Shares under option    Shares exercised
                                      -------------------    ----------------
   December 31, 1993...............     $4.90 to $14.06      $4.90 to $12.44
   December 31, 1992...............     $3.66 to $12.44      $3.66 to $11.16
   December 31, 1991...............     $3.66 to $12.44       $3.66 to $5.97

   All shares and per share prices for shares under option and exercised have been adjusted for 5% common stock dividends declared on January 19, 1994 and December 13, 1994.

   Employee Stock Ownership Plan

       As of December 31, 1993, the Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of its officers and employees who meet age and service requirements. The ESOP held 417,000 shares of Series C ESOP Cumulative Convertible Preferred Stock purchased at a price of $18.00 per share. The Company guarantees a loan outstanding obtained by the ESOP, which is payable on a 10-year amortization period with a balloon payment due December 31, 1994. The preferred stock has been pledged as security to the loan and pays an annual dividend of $1.35 per share, which the ESOP applies to its obligations under the loan. Employer contributions are determined at the discretion of the Board of Directors but will be sufficient to enable the ESOP to discharge current obligations under the loan. Minimum annual contributions by the Company to the Plan in accordance with the annual contributions agreement between the Company and the Plan are:

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

   15. BENEFIT PLANS -- (Continued)

                       For Plan Year
   ------------------------------------------------------
     1993                  1994                   1995
   --------              --------              ----------
   $566,069              $623,795              $5,330,304

   The total contribution expense associated with the ESOP for 1993, 1992, and 1991 was $617,000, $577,000, and $613,000, respectively.

       FAS 107 requires the determination of the fair value of financial guarantees. In accordance with the guidelines of FAS 107, the Company's obligation to the ESOP of $5,954,000 had a fair value of $6,218,000.

   Post-employment and Post-retirement Benefits

       The Company offers no post-employment and post-retirement benefits.

   16. QUARTERLY FINANCIAL DATA (unaudited)

       The following represents summarized quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (dollars in thousands, except per share amounts):

                                                                             Three Months Ended
                                                             --------------------------------------------------
                                                             December 31    September 30    June 30    March 31
                                                             -----------    ------------    -------    --------
   1993
   ----
   Interest income.......................................      $32,218        $29,277       $27,789    $24,707
   Interest expense......................................       12,353         11,669        10,660      9,584
   Net interest income...................................       19,865         17,608        17,129     15,123
   Provisions for loan losses............................        1,310          1,378         1,810      1,483
   Net investment securities gains.......................          491          1,346           618        501
   Provision for federal and state income taxes..........        2,584          2,246         2,062      1,708
   Net income ...........................................        4,155          3,743         3,558      3,159
   Net income applicable to common stock.................        3,762          3,349         3,165      2,765
   Net income per common share:
    Primary..............................................      $  0.48        $  0.45       $  0.42    $  0.37
    Fully diluted........................................         0.44           0.41          0.39       0.35

   1992
   ----
   Interest income.......................................      $23,845        $24,036       $22,764    $21,236
   Interest expense......................................        9,914          9,900        10,386     10,182
   Net interest income...................................       13,931         14,136        12,378     11,054
   Provision for loan losses.............................        1,300          2,643         1,474        869
   Provision for federal and state income taxes..........        1,435          1,226           920        855
   Net income ...........................................        3,049          2,713         2,147      2,108
   Net income applicable to common stock.................        2,656          2,319         1,754      1,714
   Net income per common share:
    Primary..............................................      $  0.36        $  0.32       $  0.32    $  0.31
    Fully diluted........................................         0.34           0.31          0.30       0.30

                                     F-25

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

   17. CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY AND OTHER MATTERS

                                 BALANCE SHEETS
                             (dollars in thousands)

                                                                                  December 31,
                                                                               -------------------
                                                                                 1993       1992
                                                                               --------    -------
   Assets
   Cash ...................................................................    $  7,470    $ 5,680
   Securities available for sale ..........................................       2,538
   Securities held for investment .........................................         167      2,488
   Investment in Banks ....................................................     108,959     75,884
   Other assets ...........................................................       9,978      6,247
                                                                               --------    -------
                                                                               $129,112    $90,299
                                                                               ========    =======

   Liabilities
   Other liabilities ......................................................    $    982    $ 1,863
   Long-term debt .........................................................      23,000
   Obligations to Employee Stock Ownership Plan (ESOP).....................       5,954      6,520
                                                                               --------    -------
                                                                                 29,936      8,383
                                                                               --------    -------

   Stockholders' Equity
   Common stock ...........................................................      10,985      9,643
   Preferred stock:
    Series B ..............................................................         673        674
    Series C ..............................................................       7,506      7,506
   Capital in excess of par or stated value ...............................      73,821     63,405
   Retained earnings.......................................................      13,203      8,100
                                                                               --------     ------
                                                                                106,188     89,328
                                                                               --------    -------
   Less commitment to ESOP ................................................       5,954      6,520
   Less treasury stock ....................................................       1,058        892
                                                                               --------    -------
    Total stockholders' equity ............................................      99,176     81,916
                                                                               ========    =======
                                                                               $129,112    $90,299
                                                                               ========    =======


                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

   17. CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY AND OTHER MATTERS -- (Continued)

                              STATEMENTS OF INCOME
                             (dollars in thousands)

                                                                                 Years ended December 31,
                                                                               ---------------------------
                                                                                1993       1992       1991
                                                                               -------    -------    ------
   Income:
    Dividends from Banks...................................................    $ 7,182    $ 3,372    $2,872
    Interest income .......................................................        256        411       307
    Other..................................................................        298        486        51
                                                                               -------    -------    ------
                                                                                 7,736      4,269     3,230

   Expenses:
    Interest expense ......................................................        930
    Operating expenses ....................................................      1,246        962     1,998
                                                                               -------    -------    ------
                                                                                 2,176        962     1,998

   Income before federal income taxes and equity in undistributed income of
     Banks.................................................................      5,560      3,307     1,232
   Income tax expense (benefit)............................................       (489)        44      (688)
                                                                               -------    -------    ------
                                                                                 6,049      3,263     1,920
                                                                               -------    -------    ------
   Equity in undistributed income of Banks.................................      8,566      6,754     4,107
                                                                               -------    -------    ------
   Net income .............................................................     14,615     10,017     6,027
   Dividends on preferred stock ...........................................      1,574      1,574     1,574
                                                                               -------    -------    ------
   Net income applicable to common stock...................................    $13,041    $ 8,443    $4,453
                                                                               =======    =======    ======


                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

  17. CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY AND OTHER MATTERS -- (Continued)

                            STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

                                                                                  Years ended December 31,
                                                                               -------------------------------
                                                                                 1993        1992       1991
                                                                               -------------------------------
   Operating activities:
     Net income ...........................................................    $ 14,615    $ 10,017    $ 6,027
     Adjustments to reconcile net income to net cash provided by operating activities:
       Undistributed income of Banks ......................................      (8,566)     (6,754)    (4,107)
       (Increase) decrease in accrued interest receivable and other assets.      (3,731)      1,104      2,217
       (Decrease) increase in accounts payable and other
         liabilities.......................................................        (881)      1,321         71
                                                                               ---------   --------    -------
          Net cash provided by operating activities........................       1,437       5,688      4,208
   Investing activities:
     Investments in Banks..................................................     (24,509)    (13,200)    (1,150)
     Proceeds from sale of equity securities...............................                     339
     Purchase of equity securities ........................................        (283)       (245)
     Other ................................................................          66        (246)       440
                                                                               --------     --------    ------
          Net cash used by investing activities............................     (24,726)    (13,352)      (710)
   Financing Activities:
     Net proceeds from common stock offerings..............................                  16,641
     Tax benefit from ESOP dividends ......................................         191
     Proceeds from issuance of common stock under dividend
       reinvestment plan ..................................................         528
     Cash dividends........................................................      (4,842)     (3,902)    (3,401)
     Proceeds from exercise of stock options...............................         870         622         16
     Purchase of treasury stock ...........................................        (166)       (146)
     Proceeds from issuance of long-term debt..............................      23,000
     Equity of acquired bank...............................................       5,498
                                                                               --------     -------    -------
        Net cash provided (used) by financing activities...................      25,079      13,215     (3,385)
   Increase in cash and cash equivalents ..................................       1,790       5,551        113
   Cash and cash equivalents at beginning of year..........................       5,680         129         16
                                                                               --------    --------    -------
   Cash and cash equivalents at end of year ...............................    $  7,470    $  5,680    $   129
                                                                               ========    ========    =======
   Supplemental disclosures of cash flow information:
    Cash paid during the year for income taxes.............................    $  7,852    $  5,740    $ 1,862
                                                                               --------    --------    -------



       Holders of common stock of the Company are entitled to receive dividends when declared by the Board of Directors out of funds legally F-25 available. Under the New Jersey Business Corporation Act, the Company may

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1993, 1992 and 1991-- (Continued)

   17. CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY AND OTHER MATTERS -- (Continued)

   pay dividends only if it is solvent and would not be rendered insolvent by the dividend payment and only to the extent of surplus (the excess of the net assets of the Company over its stated capital).

       The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. Under this formula, Commerce NJ, Commerce PA, and Commerce Shore can declare dividends in 1994 without approval of the Comptroller of the Currency of approximately $10,250,000,$1,430,000 and $3,100,000, respectively, plus an additional amount equal to each bank's net profit for 1994 up to the date of any such dividend declaration.

       The Federal Reserve Act requires the extension of credit by Commerce NJ,Commerce PA, and Commerce Shore to certain affiliates, including Commerce Bancorp, Inc. (parent), be secured by readily marketable securities, that extension of credit to any one affiliate be limited to 10% of the capital and capital in excess of par or stated value, as defined, and that extensions of credit to all such affiliates be limited to 20% of capital and capital in excess of par or stated value. At December 31, 1993 and 1992, the Company complies with these guidelines.

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                      CONSOLIDATED CONDENSED BALANCE SHEET

                                  (unaudited)

                                                                                                       September 30,
   (dollars in thousands)                                                                                  1994
   ----------------------                                                                              -------------
   Assets
     Cash and due from banks.......................................................................     $   89,285
       Federal funds sold .........................................................................          5,550
                                                                                                        ----------
         Cash and cash equivalents ................................................................         94,835
       Mortgages held for sale ....................................................................          1,153
       Securities available for sale ..............................................................        126,640
       Securities held to maturity:
         U.S. Government and agency mortgage-backed obligations....................................      1,131,320
         Collateralized mortgage obligations.......................................................          2,702
         Obligations of state and political subdivisions...........................................            404
         Other securities .........................................................................         23,047
                                                                                                        ----------
           Total securities held to maturity (market value - $1,065,139)...........................      1,157,473
       Loans ......................................................................................        765,294
         Less allowance for loan losses ...........................................................         11,328
                                                                                                        ----------
                                                                                                           753,966
       Bank premises and equipment, net ...........................................................         54,786
       Other assets ...............................................................................         49,364
                                                                                                        ----------
                                                                                                        $2,238,217
                                                                                                        ==========
   Liabilities
     Deposits:
       Demand:
         Interest-bearing..........................................................................     $  484,949
         Non-interest bearing .....................................................................        314,834
       Savings ....................................................................................        504,758
       Time .......................................................................................        467,680
                                                                                                        ----------
           Total Deposits .........................................................................      1,772,221
     Other borrowed money..........................................................................        324,417
     Other liabilities ............................................................................          3,672
     Obligation to Employee Stock Ownership Plan (ESOP)............................................          5,385
     Long-term debt ...............................................................................         23,000
                                                                                                        -----------
                                                                                                         2,128,695
   Stockholders' equity
     Common stock 8,870,476 shares issued..........................................................         13,204
     Preferred stock:
       Series C, 417,000 shares authorized, issued and outstanding (liquidating preference: $18.00
         per share totaling $7,506)................................................................          7,506
     Capital in excess of par or stated value......................................................         79,682
     Retained earnings ............................................................................         15,778
                                                                                                        ----------
                                                                                                           116,170
     Less commitment to ESOP ......................................................................          5,385
     Less treasury stock, at cost, 79,054 common ..................................................          1,263
                                                                                                        ----------
       Total stockholders' equity .................................................................        109,522
                                                                                                        ----------
                                                                                                        $2,238,217
                                                                                                        ==========



                             See accompanying notes

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES
                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                  (unaudited)

                                                                                            Nine Months Ended
   (dollars in thousands, except per share amounts)                                           September 30,
                                                                                           -------------------
                                                                                             1994       1993
                                                                                           --------    -------
   Interest Income
     Interest and fees on loans........................................................    $ 47,784    $41,233
     Interest on investment securities ................................................      60,095     39,277
     Other interest ...................................................................         687      1,263
                                                                                           --------    -------
       Total interest income ..........................................................     108,566     81,773
                                                                                           --------    -------
   Interest expense
     Interest on deposits:
       Demand .........................................................................       6,963      6,386
       Savings ........................................................................       8,883      9,277
       Time ...........................................................................      14,454     14,313
                                                                                           --------    -------
         Total interest on deposits ...................................................      30,300     29,976
     Interest on other borrowed money .................................................       9,744      1,513
     Interest on long-term debt .......................................................       1,519        424
                                                                                           --------    -------
         Total interest expense .......................................................      41,563     31,913
                                                                                           --------    -------
     Net interest income ..............................................................      67,003     49,860
     Provision for loan losses ........................................................       3,160      4,671
                                                                                           --------    -------
     Net interest income after provisions for loan losses..............................      63,843     45,189
   Non-interest income
     Deposit charges and service fees .................................................      10,282      8,569
     Other operating income ...........................................................       2,351      1,688
     Net investment securities gains ..................................................         641      2,465
                                                                                           --------    -------
         Total non-interest income ....................................................      13,274     12,722
                                                                                           --------    -------
   Non-interest expense
     Salaries .........................................................................      16,833     13,450
     Benefits .........................................................................       4,936      3,498
     Occupancy ........................................................................       5,835      4,309
     Furniture and equipment ..........................................................       6,158      4,378
     Office ...........................................................................       4,643      3,234
     Audit and regulatory fees and assessments.........................................       3,662      2,912
     Marketing ........................................................................       1,801      1,260
     Other real estate (net) ..........................................................       2,255      3,156
     Other ............................................................................       6,738      5,238
                                                                                           --------    -------
         Total non-interest expenses ..................................................      52,861     41,435
                                                                                           --------    -------
     Income before income taxes .......................................................      24,256     16,476
     Provision for federal and state income taxes .....................................       8,814      6,016
                                                                                           --------    -------
     Net income .......................................................................      15,442     10,460
     Dividends on preferred stock .....................................................         927      1,181
                                                                                           --------    -------
     Net income applicable to common stock ............................................    $ 14,515    $ 9,279
                                                                                           ========    =======
     Net income per common and common equivalent share:
       Primary.........................................................................    $   1.76    $  1.24
                                                                                           ========    =======
       Fully diluted...................................................................    $   1.59    $  1.15
                                                                                           ========    =======
     Average common and common equivalent shares outstanding:
       Primary.........................................................................       8,269      7,457
                                                                                           ========    =======
       Fully diluted ..................................................................       9,662      9,016
                                                                                           ========    =======
   Cash dividends declared, common stock ..............................................    $   0.43    $  0.33
                                                                                           ========    =======


                             See accompanying notes

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                  (unaudited)

                                                                                              Nine Months Ended
   (dollars in thousands)                                                                       September 30,
   ----------------------                                                                  ------------------------
                                                                                             1994          1993
                                                                                           ---------    -----------
   Operating Activities
     Net income........................................................................    $  15,442    $    10,460
     Adjustments to reconcile net income to net cash provided by operating activities:
       Provisions for loan losses .....................................................        3,160          4,671
       Provision for depreciation, amortization and accretion..........................       13,200          8,626
       Gains on sales of securities available for sale.................................         (641)        (2,465)
       Proceeds from sales of mortgages held for sale..................................       73,420         48,043
       Originations of mortgages held for sale ........................................      (31,422)       (50,294)
       Net loan charge-offs ...........................................................       (1,855)        (4,491)
       (Increase) decrease in other assets ............................................        8,750        (14,698)
       Increase (decrease) in other liabilities .......................................      (19,209)         2,374
                                                                                           ---------    -----------
         Net cash provided by operating activities.....................................       60,845          2,226
   Investing activities
     Proceeds from sales of securities available for sale..............................          961        214,732
     Proceeds from the maturity of securities available for sale.......................       31,545         48,023
     Rollover of money market funds ...................................................      157,944        259,324
     Proceeds from the maturity of securities held for investment......................      114,688        123,774
     Purchase of securities held for investment .......................................     (510,343)    (1,093,791)
     Net increase in loans ............................................................      (68,771)       (67,324)
     Proceeds from sales of loans .....................................................        4,839          3,710
     Purchases of premises and equipment ..............................................      (16,482)       (13,414)
                                                                                           ---------    -----------
         Net cash used by investing activities ........................................     (285,619)      (524,966)
   Financing activities
     Net increase in demand and savings deposits ......................................       58,159        165,832
     Net increase (decrease) in time deposits .........................................      (30,853)       218,164
     Net increase in other borrowed money .............................................      189,417        103,250
     Equity of acquired bank ..........................................................                       5,498
     Proceeds from the issuance of long-term debt .....................................                      23,000
     Dividends paid ...................................................................       (4,288)        (3,577)
     Proceeds from issuance of common stock under dividend reinvestment and other stock
       plans...........................................................................        1,610          1,137
     Purchase of treasury stock........................................................         (205)          (145)
     Other ............................................................................           44            144
                                                                                           ---------    -----------
         Net cash provided by financing activities.....................................      213,884        513,303
     Decrease in cash and cash equivalents ............................................      (10,890)        (9,437)
     Cash and cash equivalents at beginning of year....................................      105,725        137,383
                                                                                           ---------    -----------
     Cash and cash equivalents at end of period .......................................    $  94,835    $   127,946
                                                                                           =========    ===========
     Supplemental disclosures of cash flow information:
       Cash paid during period for:
         Interest......................................................................    $  40,216    $    31,216
         Income taxes .................................................................        9,164          5,875

                             See accompanying notes

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (unaudited)

   A. CONSOLIDATED CONDENSED FINANCIAL STATEMENTS:

      The consolidated condensed financial statements included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The accompanying condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Such adjustments are of a normal recurring nature. These consolidated condensed financial statements should be read in conjunction with the audited financial statements and the notes thereto included elsewhere herein. The results for the nine months ended September 30, 1994 are not necessarily indicative of the results that may be expected for the year ended December 31, 1994.

      The consolidated condensed financial statements include the accounts of the Company and all of its subsidiaries, including Commerce Bank, N.A. (Commerce NJ), Commerce Bank/Pennsylvania, N.A., and Commerce Bank/Shore, N.A. All material intercompany transactions have been eliminated.

      Certain amounts from 1993 have been reclassified to conform with 1994 presentation.

      On September 30, 1993, The Coastal Bank, Ocean City, New Jersey (Coastal) was merged with and into Commerce NJ. The Company issued approximately 411,000 shares of common stock in exchange for all the outstanding shares of Coastal common stock. The transaction was accounted for as a pooling of interests. However, prior-period financial statements have not been restated as the changes would be immaterial. Coastal had total assets of $52.7 million at the date of the merger.

      On July 16, 1993, Commerce NJ purchased four branch offices from Anchor Savings Bank, FSB (Anchor), with approximately $208.0 million in deposits. Additionally, Commerce NJ acquired approximately $500,000 in loans, real estate and other real property associated with these offices. In connection with the transaction, Commerce NJ recorded an intangible asset of approximately $3,000,000.

   B. COMMITMENTS:

      In the normal course of business, there are various outstanding commitments to extend credit, such as letters of credit and unadvanced loan commitments, which are not reflected in the accompanying consolidated condensed financial statements. Management does not anticipate any material losses as a result of these transactions.

   C.  EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) DEBT GUARANTEE:

      The Company has guaranteed a debt obligation of its Employee Stock Ownership Plan (ESOP) which originated at $7,500,000 and has been reduced to $5,385,000 through principal reductions. Accordingly, the loan amount is reflected in the Company's consolidated balance sheet as a liability and an equal amount, representing deferred employee benefits, has been recorded as a deduction from stockholders' equity. The ESOP obtained the loan on January 31, 1990 to acquire a new class of Company preferred stock (Series C) at a price of $18.00 per share. The loan bears interest at 9.75% per annum and is based on a 10-year amortization period with a balloon payment due December 1, 1994. In October, 1994 the Company signed a commitment letter to refinance the loan with a final maturity date of January 31, 2000. As the Company makes annual contributions to the ESOP, these contributions plus dividends from the Company's Series C preferred stock held by the ESOP, will be used to repay the loan.

   D. CHANGES IN ACCOUNTING PRINCIPLE:

      In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As of January 1, 1994, the Company adopted the provisions of that standard for investments held as of or acquired after that date. In accordance with Statement 115, prior period financial statements have not been restated to reflect the change in the accounting principle. The cumulative effect as of January 1, 1994 of adopting Statement 115 increased stockholders' equity by $954,000 (net of adjustments to deferred income taxes of $537,000) to reflect the net unrealized holding gains on securities previously carried at amortized cost; there was no effect on net income as a result of the adoption of Statement 115.

      In the nine month period ended September 30, 1994 this net unrealized holding gain decreased by $3,780,000 (net of adjustments to deferred income taxes of $2,167,000) resulting in a net unrealized loss of $2,826,000 at September 30, 1994.

   E. RECENT ACCOUNTING STATEMENTS:

      The Financial Accounting Standards Board recently issued Statements No. 114, "Accounting by Creditors for Impairment of a Loan" and No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure." The new statements, which are effective for financial statements issued for fiscal years beginning after December 15, 1994, require impaired loans be measured at the present value of expected future cash flows by discounting those cash flows generally at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The new statements also require troubled debt restructuring involving a modification of terms be re-measured on a discounted basis. The Company is currently evaluating the impact that Statements 114 and 118 will have on the Company's future results of operations and financial position. However, management does not expect that these statements will have a materially adverse impact on future results of operations or financial position.

                    COMMERCE BANCORP, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                           (unaudited) -- (Continued)
   F. REDEMPTION OF PREFERRED STOCK:

      On July 1, 1994, the Company exercised its right to redeem all of its Series B Cumulative Convertible Preferred Stock (Series B shares) on August 19, 1994. The redemption price was $20.00 per share plus dividends accrued to August 19, 1994. Series B shares were convertible up until August 19, 1994 into the Company's Common Stock at a conversion rate of 1.4071 shares of Common Stock for each Series B share. Of the 672,950 Series B shares outstanding approximately 668,000 or 99% were converted. If these shares had been converted as of July 1 and January 1, 1994, respectively, primary earnings per common and common equivalent share would have been $0.59 for the quarter ended September 30, 1994, and $1.65 for the nine months ended September 30, 1994.

                     (THIS PAGE INTENTIONALLY LEFT BLANK)

   ======================================================     ======================================================

       No dealer, salesperson or other person has been                           1,500,000 Shares
   authorized to give any information or make any
   representation not contained in this Prospectus and,
   if given or made, such information or representation                       Commerce Bancorp, Inc.
   must not be relied upon as having been authorized by
   the Company or any Underwriter. This Prospectus does
   not constitute an offer to sell or a solicitation of
   an offer to buy any of the securities offered hereby                                LOGO
   in any jurisdiction to any person to whom it is
   unlawful to make such offer in such jurisdiction.
   Neither the delivery of this Prospectus nor any sale
   made hereunder shall, under any circumstances, create
   any implication that the information herein is correct                          Common Stock
   as of any time subsequent to the date hereof or that                   (par value $1.5625 per share)
   there has been no change in the affairs of the Company
   since such date.

                         ----------

                     TABLE OF CONTENTS
                                                     Page
                                                      ----
   Available Information.......................        2
   Incorporation of Certain Documents by
     Reference ................................        2
   Prospectus Summary .........................        4
   Selected Consolidated Financial                                                  PROSPECTUS
     Information...............................        5
   The Company ................................        7
   Special Considerations......................        9
   Recent Developments.........................       10
   Use of Proceeds ............................       11
   Capitalization .............................       11
   Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations ...............................       12
   Management .................................       30
   Common Stock and Dividend
     Information ..............................       31
   Description of Capital Stock ...............       33
   Supervision and Regulation .................       35
   Underwriting ...............................       38
   Notice to Canadian Residents ...............       39                         CS First Boston
   Legal Matters ..............................       40
   Experts ....................................       40                    Wheat First Butcher Singer
   Additional Information .....................       40
   Index to Financial Statements ..............       41




   ======================================================     ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 14. Other Expenses of Issuance and Distribution

       The estimated expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, are itemized below.

    Securities and Exchange Commission filing fee                              $ 14,775
    National Association of Securities Dealers, Inc. filing fee............    $  4,785
    Accounting fees and expenses...........................................    $ 80,000
    Legal fees and expenses................................................    $100,000
    Printing and engraving.................................................    $ 70,000
    Blue Sky fees and expenses (including legal fees)......................    $  7,500
    Transfer Agent and Registrar fees and expenses.........................    $  1,000
    Miscellaneous..........................................................    $ 21,940
                                                                               --------
       TOTAL...............................................................    $300,000
                                                                               ========






   Item 15. Indemnification of Directors and Officers

       Section 14A:3-5 of the New Jersey Business Corporation Act provides, in substance, that New Jersey corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

       Article VI of the Company's By-laws provides for indemnification to the fullest extent permitted by Section 14A:3-5. Reference is made to the By-laws of the Company filed as Exhibit 3.3 hereto.

       Under Section 6 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

   Item 16. Exhibits

     Number                                           Title
   ---------                                          -----
        1.1              Form of Underwriting Agreement (proof of February 6,
                         1995) between the Company, CS First Boston Corporation and Wheat, First Securities, Inc.

        5.1              Opinion of Blank, Rome, Comisky & McCauley.

       23.1              Consent of Ernst & Young LLP.

       23.2 Consent of Blank, Rome, Comisky & McCauley (included in Opinion filed as Exhibit 5.1).

   (1) 24.1 Powers of Attorney of certain signatories (included on signature pages).
   ----------
    (1) Previously filed.

   Item 17. Undertakings

       The undersigned registrant hereby undertakes to provide to the Underwriters at the closing, specified in the Underwriting Agreement, shares in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby further undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities shall be deemed the initial bona fide offering thereof.

       (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cherry Hill, New Jersey, on this 6 day of February, 1995.

                                         COMMERCE BANCORP, INC.


                                         By: /s/ VERNON W. HILL, II
                                         --------------------------------------
                                             VERNON W. HILL, II
                                         Chairman of the Board and President


       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons, in the capacities indicated, on February 6, 1995.


         SIGNATURE                               CAPACITY
         ---------                               --------

   /s/ Vernon W. Hill, II           Chairman of the Board, President and
   -------------------------        Director (Principal ExecutiveOfficer)
   VERNON W. HILL, II

   /s/ C. Edward Jordan, Jr.        Executive Vice President and Director
   -------------------------        (Principal Financial and Accounting Officer)
   C. EDWARD JORDAN, JR.

         *                          Secretary and Director
   -------------------------
   ROBERT C. BECK

         *                          Director
   -------------------------
   DAVID BAIRD, IV

         *                          Director
   -------------------------
   JACK R BERSHAD

                                    Director
   -------------------------
   MORTON N. KERR

                                    Director
   -------------------------
   STEVEN M. LEWIS

         *                          Director
   -------------------------
   DANIEL J. RAGONE
                                    Director

   -------------------------
   JOSEPH T. TARQUINI, JR.

     *By  /s/ C. Edward Jordan, Jr.
        ---------------------------
       C. EDWARD JORDAN, JR.,
          Attorney-in-Fact

                                 EXHIBIT INDEX

    Number                                    Title
    ------                                    -----

        1.1         Form of Underwriting Agreement (proof of February 6, 1995)
                     between the Company, CS First Boston Corporation and Wheat, First Securities, Inc.

        5.1         Opinion of Blank, Rome, Comisky & McCauley.

       23.1         Consent of Ernst & Young LLP.

       23.2         Consent of Blank, Rome, Comisky & McCauley
                     (included in Opinion filed as Exhibit 5.1).

    (1)24.1         Powers of Attorney of certain signatories (included on
                     signature pages).


   ----------
   (1) Previously filed.